AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
5th-Floor Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
TEL: 03-3272-8031/FAX: 03-3274-4581
✉: ir@aiful.co.jp URL: http://www.aiful.co.jp

June 11, 2004

File No. 82-4802
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington D.C.20549

Re: AIFUL CORPORATION – Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 7, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from January 1, 2004 to March 31, 2004 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

By ____________

Name: Ikuo Yamauchi

Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from January 1, 2004 to March 31, 2004

	Descriptions	Information * Provided to
Exhibit 1	Consolidated Results for the First Three Quarters of the Fiscal Year Ending March 31, 2004 (English translation)	TSE/OSE
Exhibit 2	Amendment to Shelf Registration Statement dated January 6, 2004 (brief description in English)	DKALFB TSE/OSE
Exhibit 3	The Reports on Treasury Stock Purchase, each dated January 6, February 13 and March 12, 2004 (brief description in English)	DKALFB TSE/OSE
Exhibit 4	Data Book (March, 2004) dated January 29, 2004 (English translation contained)	Public
Exhibit 5	Press Release dated January 13, 2004 titled "AIFUL Announce 39th Unsecured Straight Bond Issues" (English translation)	Public
Exhibit 6	Press Release dated January 26, 2004 titled "Three Consumer Finance Subsidiaries to Merge" (English translation)	Public
Exhibit 7	Press Release dated March 29, 2004 titled "AIFUL Corporation Announces Acquisition of Shares in Kokusai Capital to Create New Subsidiary" (English translation)	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"DKILFB" means Director-General of Kinki Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.

EXHIBIT 1

Consolidated Results for the First Three Quarters of the Fiscal Year Ending March 31, 2004

January 29, 2004
Stock code: 8515 (TSE & OSE 1st Sections)

Company: AIFUL Co., Ltd.
URL: http://www.aiful.co.jp
Inquiries Yoshitaka Fukuda, President & CEO
Kenichi Kayama, General Manager
Public Relations Department
Tel. (03) 3274-3560

1. Notes to the quarterly financial statements

1)	Basis for preparing financial statements	Regulations governing interim consolidated financial statements
2)	Differences in recognition methods compared to accounting standards in recent fiscal years	No
3)	Changes in scope of consolidation and equity method application	No
4)	Participation of certified public accountant or audit corporation	No

2. Overview of 1Q–3Q FY3/04 results (April 1, 2003 – December 31, 2003)

(1) Consolidated results of operations Note: Amounts in the 1Q–3Q financial statements and supplemental materials are rounded down.

	Operating revenue		Operating income		Ordinary income		Net income	
	¥m	%	¥m	%	¥m	%	¥m	%
1Q–3Q FY3/04	354,540	—	79,169	—	78,907	—	47,473	—
1Q–3Q FY3/03	—	—	—	—	—	—	—	—
(Reference) FY3/03	449,458	13.2	115,995	4.2	111,797	6.4	59,910	70.9

	EPS	Diluted EPS
	¥	¥
1Q–3Q FY3/04	502.53	—
1Q–3Q FY3/03	—	—
(Reference) FY3/03	637.59	—

Note: Percentages for operating revenue, operating income, ordinary income, and net income indicate year-on-year change.
Further, because AIFUL began quarterly disclosure in 1Q FY3/04, last year's results and year-on-year comparisons are not available.

Qualitative information about consolidated results of operations

Overview

Looking at the Japanese economy during the first three quarters of the fiscal year ending March 31, 2004 (1Q–3Q FY3/04), despite a modest rally in stock prices and signs of a bottoming in macroeconomic indicators, including a decline in the number of corporate bankruptcies and improvement in the diffusion index, uncertainty about the country's economic future could not be entirely dispelled given the slump in consumer spending caused by anxiety about employment and income conditions as well as other factors.

In the consumer finance industry, despite an apparent slowing in the growth rate for personal bankruptcies, because the total number of bankruptcies exceeded last year's level, bad debt expenses accordingly increased.

Given this business environment, the AIFUL Group continued to move forward in diversifying its product lineup and sales channels with the goal of stepping beyond the framework of the consumer finance industry to become a comprehensive retail financial services group targeting the overall consumer credit market. Individual group companies endeavored to enhance the efficiency of business operations while seeking to strengthen the overall group by generating synergies through mutual cooperation and establishing brand value based on the unifying concept of "a company for security and creativity."

Operations

1. AIFUL Corporation

During 1Q–3Q FY3/04, the loan business achieved steady growth in loan balances by continuing to pursue a product diversification strategy focusing on real estate secured loans, small business loans, and especially unsecured loans in order to respond to a broader range of customer needs.

AIFUL opened three new branches and closed 19 branches as part of a scrap and build program to restructure its branch network. At the end of 3Q, the company had a total of 1,564 branches, comprised of 544 staffed branches, 1,018 unstaffed branches, and two branches specializing in secured loans.

As part of efforts to expand the number of locations for depositing and withdrawing funds, AIFUL formed new partnerships with 11 banks and one company (6,772 CD/ATMs), and when adding its own ATMs, customers now have access to a total of 59,206 CD/ATMs.

AIFUL received a total of 414,000 new applications for unsecured loans during 1Q–3Q, a decline of 7.3% year-on-year reflecting the ongoing reluctance of consumers to take out loans owing to deterioration in the income and employment environment and to an uncertain economic outlook. Of these applications, the company acquired 265,000 new customers, down 12.8% year-on-year as a result of its cautious credit policy in preparation for future increases in bad debt expenses.

The proportion of new customers acquired through the Internet, either by personal computer or mobile phone, saw a healthy increase to 8.7%.

For AIFUL Master Card, representing AIFUL's independent credit card business, the company is actively developing a variety of co-branded credit cards with a view to acquiring a wider range of customers. One example is the co-branded card for members of Driver Stand, a leading retailer of car accessories, which AIFUL began issuing in April 2003.

As a result of the foregoing, AIFUL's loans outstanding totaled ¥1,436,938 million at the end of 3Q, comprised of ¥1,072,279 million in unsecured loans, ¥337,697 million in real estate secured loans, and ¥26,961 million in small business loans.

Bad debt expenses totaled ¥85,715 million at the end of the 3Q as a result of an increase in the number of personal bankruptcies and the rising unemployment rate. The number of personal bankruptcy applications, as announced by the Supreme Court of Japan, has declined year-on-year since July 2003, and was down 11.5% in November, for the first double-digit decline in about nine years since September 1994.

In the guarantee business, which AIFUL is promoting as a new source of income, in addition to unsecured and non-guaranteed personal loans, the company is utilizing its accumulated credit and screening expertise in the area of small business loans to actively pursue a guarantee business for small business loans. The company has formed guarantee partnerships with 35 financial institutions and its guarantee balance totaled ¥24,126 million at the end of 3Q.

In order to provide high-quality customer service while raising the efficiency of operations and cutting costs, AIFUL is integrating automated loan machine operations, telephone inquiries, applications, and other inbound operations as well as sales-related operations currently dispersed at its nationwide network of 544 staffed branches at two contact centers located in eastern and western Japan. The contact center in western Japan launched full-scale operations in October 2003. For the eastern Japan contact center, integration is steadily moving forward, and the company plans to launch operations by the end of March 2004. Moreover, accompanying this change in the sales structure, the company is revising its organization to facilitate more efficient operations.

2. Life Co., Ltd.

During 1Q–3Q FY3/04, with the aim of developing a stable earnings base, Life continued to focus on steadily transforming its loan portfolio from a low-profit structure to a high-profit structure by concentrating resources in the credit card business, per-item credit business, and consumer finance business.

In the credit card business, Life has been expanding the number of cardholders by issuing co-branded cards with leading home electronics retailer Eiden and then major home center operator Sanwado, beginning in April 2003. The company also enriched its lineup of proper cards by adding to the GLAY Card, Atashin'Chi Card, and other current cards by issuing a variety of entertainment cards, including the Taka Card as a fan club card for professional soccer player Naohiro Takahara, the Bayside Shakedown 2 Card for the widely popular movie of the same name, and the Odoru Life Card as another card associated with Bayside Shakedown. Moreover, Life used the occasion of surpassing 10 million cardholders in June 2003 to hold the Life Card 10 Million Cardholders Campaign, offering the industry's most substantial prizes, with a view to improving its brand image. To expand the availability of cash advance services, Life formed new partnerships with eight banks, bringing the total number of partnering financial institutions and credit card companies to 499 and the number

As a result of these efforts, the number of credit cardholders has increased by 880,000 during the current fiscal year to reach a total of 10,720,000 cardholders.

In the per-item credit business, Life conducted aggressive sales promotion activities and actively expanded its network of affiliated stores by strengthening its sales organization through integrating branch operations. The company also focused on boosting transaction volume and accumulating high-quality assets.

In the consumer finance business, Life sought to bolster customer acquisition by continuing to expand its branch network. The company opened 34 new unstaffed branches and closed three branches, bringing the total number of Life Cash Plaza outlets to 195.

In the guarantee business, Life worked to expand bank loan guarantee products capable of securing advantageous guarantee rates, and it formed new partnerships with 22 banks to bring the total number of guarantee partners to 92 banks.

As a result of the foregoing, Life's transaction volume in 1Q–3Q totaled ¥237,227 million in the credit card business, ¥98,726 million in the per-item credit business, and ¥226,666 million for credit card advances, the Life Play Card, and other loans.

The balance of loans, installment receivables, and credit guarantee receivables totaled ¥700,648 million (includes ¥212,943 million in off-balance-sheet receivables resulting from receivables factoring), comprised of ¥78,658 million for credit cards, ¥172,403 million for per-item credit, ¥328,861 million for credit card cash advances and other loans, ¥108,671 million for credit guarantee receivables, and ¥12,053 million for other items.

3. Other group companies

The small business loan companies Businext Corporation and City's Corporation sought to acquire new high-quality customers while maintaining a cautious credit screening policy in view of the current economic environment. Consequently, loans outstanding totaled ¥23,997 million at Businext and ¥29,825 million at City's at the end of 3Q FY3/04.

The consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd. worked to bolster credit provision in preparation for an increase in bad debt expenses. As a result, loans outstanding totaled ¥28,097 million at Happy Credit, ¥20,422 million at Sinwa, and ¥11,397 million at Sanyo Shinpan (includes installment receivables).

At the end of 3Q FY3/04, the entire AIFUL Group had loans outstanding of ¥1,879,182 million, installment receivables of ¥251,574 million, credit guarantee receivables of ¥132,799 million, and other receivables of ¥12,520 million. These figures include a total of ¥212,943 million in off-balance-sheet receivables resulting from receivables factoring, comprised of ¥131,030 million in loans and ¥81,912 in installment receivables.

AsTry Loan Services Corporation focused on expanding receivables in order to manage and collect a variety of monetary receivables.

In an effort to improve operating efficiency by optimizing the allocation of branches, personnel, and other resources of group companies, Sanyo Shinpan will divest and transfer its credit card business and installment sales finance business to Life on April 1, 2004 and then merge with the other two consumer finance subsidiaries Happy Credit and Sinwa. Happy Credit will be the surviving company, and it will re-launch operations under the new name Tryto Corporation.

Operating results

As a result of the foregoing activities, group operating revenue totaled ¥354,540 million in 1Q–3Q FY3/04.

AIFUL's operating revenue was ¥251,084 million, accounting for 70.8% of the group total, and Life's operating revenue was ¥83,572 million, or 23.6% of the group total. Looking at breakdown of consolidated operating revenue, loan interest totaled ¥321,395 million, accounting for 90.7% of total operating revenue, credit card and per-item credit revenue totaled ¥18,237 million, accounting for 5.1%, credit guarantee revenue totaled ¥4,045 million, accounting for 1.2%, and other revenue totaled ¥10,861 million, accounting for 3.0%.

Loan interest at AIFUL accounted for 76.3% of consolidated loan interest, and AIFUL's loan interest consisted of 81.5% from unsecured loans, 16.6% from real estate secured loans, and 1.9% from small business loans.

Group operating expenses totaled ¥275,370 million. AIFUL's operating expenses were ¥183,328 million, accounting for 66.6% of the group total, and Life's operating expenses were ¥75,748 million, or 27.5% of the group total. Group operating expenses were comprised mainly of bad debt expenses of ¥123,154 million, accounting for 44.7% of the total, financial expenses of ¥28,776 million, accounting for 10.5%, advertising expenses of ¥15,471 million, accounting for 5.6%, personnel expenses of ¥36,422 million, accounting for

Additionally, AIFUL booked ¥2,007 million in operating expenses to amortize consolidation adjustments related to the acquisitions of Life, Sinwa, and other companies.

As a result of the foregoing, the AIFUL Group recorded operating income of ¥79,169 million, ordinary income of ¥78,907 million, and net income of ¥47,473 million in 1Q–3Q FY3/04. On a non-consolidated basis, AIFUL had operating income of ¥67,755 million, ordinary income of ¥70,429 million, and net income of ¥36,321 million.

Basic stance and current policies for corporate governance

AIFUL's basic policies on improving corporate governance call for swift decision-making, enhancing management monitoring functions, providing more complete disclosure, and strengthening its compliance system.

On the basis of these policies, AIFUL's Board of Directors meets weekly to discuss and promptly decide on business strategies for addressing the challenges and opportunities facing the company.

Moreover, with the objective of further clarifying management responsibility, AIFUL adopted a resolution to shorten the appointment term of directors from two years to one at the 26th General Meeting of Shareholders on June 26, 2003.

To strengthen management monitoring functions, AIFUL established a Board of Auditors comprised of four standing corporate auditors, including two outside auditors. In addition to management monitoring through the presence of auditors at weekly meetings of the Board of Directors, AIFUL is working to develop a preventive auditing system through auditor attendance of Compliance Committee meetings and close cooperation with the Inspection Department, which is AIFUL's internal auditing department. Outside auditors do not have business relationships or other interests in AIFUL.

AIFUL's basic stance toward disclosure is to provide shareholders, investors, and other interested parties with a wide range of pertinent information about the company's business in a timely manner in order to enhance external checks and achieve effective corporate governance. AIFUL is working to improve corporate governance, and in addition to information disclosure activities, it regularly presents the opinions and wishes of shareholders and investors to the Board of Directors and department heads.

On the basis of a management philosophy aiming for this type of high transparency management, AIFUL established the Public Relations and Investor Relations Department to specialize in disclosure activities. The Investor Relations Department was made independent in October 2003 in order to strengthen investor relations. AIFUL strives to achieve timely and straightforward disclosure through a variety of means, including publishing press releases, financial statements, and other material, domestic and overseas mass media activities, interviews with investors and analysts, informational briefings, and so forth. Moreover, with the aim of further improving disclosure, the company completely revamped its investor relations website (http://www.ir-aiful.com) in April 2003.

Compliance activities

Regarding compliance activities, AIFUL's Inspection Department and Legal Department have been working to ensure compliance for some time, and in April 2002, the company established the Compliance Committee, which includes lawyers and other members from outside the company, as an advisory body to the Board of Directors. The Compliance Committee meets monthly to gather information about risk, implement preventive measures, educate employees, and take other actions to enhance AIFUL's company-wide compliance system.

AIFUL prepared the AIFUL Group Code of Ethics and distributed it to all group employees. It also established a hotline operated by the Personnel and Inspection Departments to allow employees to discuss actions that may be in violation of the Code of Ethics. AIFUL further set up a new compliance hotline within the Legal Department in June 2003, prepared regulations for internal company communications, and developed a system to prevent legal violations and infringements of internal company rules.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity ratio	Equity per share
	¥m	¥m	%	¥
1Q–3Q FY3/04	2,361,971	530,654	22.5	5,617.31
1Q–3Q FY3/03	—	—	—	—
(Reference) FY3/03	2,282,113	485,991	21.3	5,143.45

Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at term-end
	¥m	¥m	¥m	¥m
1Q–3Q FY3/04	−41,783	36,985	47,237	174,035
1Q–3Q FY3/03	—	—	—	—
(Reference) FY3/03	−90,062	−57,172	131,652	131,643

Qualitative information about changes in the consolidated financial position

Assets

Loans totaled ¥1,748,151 million, with AIFUL accounting for ¥1,436,938 million, Life for ¥197,830 million, Businext for ¥23,997 million, and City's for ¥29,825 million. These companies recorded favorable growth.

Installment receivables totaled ¥169,661 million on steady growth in Life's credit card business and per-item credit business. Credit guarantee receivables totaled ¥132,799 million.

The allowance for bad debts totaled ¥148,521 million in consideration of the recent economic environment.

Figures for loans and installment receivables on the consolidated balance sheets do not include off-balance-sheet items at Life, comprised of ¥131,030 million in loans and ¥81,912 million in installment receivables, resulting from receivables factoring.

Liabilities

AIFUL's balance of funds procured through borrowings, commercial paper, bonds, and other means totaled ¥1,558,215 million on a consolidated basis. AIFUL raised funds in response to favorable growth in receivables at AIFUL, Life, Businext, and City's.

Shareholders' equity

Consolidated shareholders' equity stood at ¥530,654 million, for an equity ratio of 22.5%, at the end of 3Q FY3/04. On a non-consolidated basis, shareholders' equity was ¥504,453 million for an equity ratio of 26.5%.

Cash flows

Cash and cash equivalents totaled ¥174,035 million at the end of 3Q FY3/04, an increase of ¥42,391 million, owing to fund procurement through bond issuances and other means, and despite the decrease caused by growth in loans and other receivables.

Cash flows from operating activities

Net cash used in operating activities totaled ¥41,783 million owing to an increase in loans and other receivables and the payment of income taxes, and despite net income before income taxes of ¥80,352 million in the previous quarter.

Cash flows from investing activities

Net cash provided by investing activities totaled ¥36,985 million due to the collection of loans and other receivables, and despite ongoing capital investment in contact centers and other facilities.

Cash flows from financing activities

Net cash provided by financing activities totaled ¥47,237 million because proceeds from borrowings and bond issuances exceeded repayments of borrowings and payments for bond redemption.

Reference 1. Non-consolidated results of operations for 1Q–3Q FY3/04 (April 1, 2003 – December 31, 2003)

	Operating revenue	Operating income	Ordinary income	Net income
	¥m	¥m	¥m	¥m
1Q–3Q FY3/04	251,084	67,755	70,429	36,321

	Total assets	Shareholders' equity
	¥m	¥m
1Q–3Q FY3/04	1,900,470	504,453

3. FY3/04 consolidated earnings forecast (April 1, 2003 – March 31, 2004)

	Operating revenue	Ordinary income	Net income	EPS
	¥m	¥m	¥m	¥
FY3/04	480,243	112,000	61,215	648.00

Qualitative information about earnings forecasts

Concerning AIFUL Group earnings in FY3/04, the consolidated and non-consolidated earnings forecasts announced along with 1H FY3/04 results are unchanged. These forecasts call for consolidated operating revenue of ¥480,243 million, ordinary income of ¥112,000 million, and net income of ¥61,215 million, and non-consolidated operating revenue of ¥338,814 million, ordinary income of ¥101,000 million, and net income of ¥52,154 million.

Reference 2. FY3/04 non-consolidated earnings forecast (April 1, 2003 – March 31, 2004)

	Operating revenue	Ordinary income	Net income	Annual dividend per share	
				Year-end	
	¥m	¥m	¥m	¥	¥
FY3/04	338,814	101,000	52,154	30.00	60.00

Note: The foregoing earnings forecasts are based on information available at the present time, and actual results may differ for a variety of reasons.

Supplemental material

1. Consolidated financial statements

(1) Consolidated statements of income

(Unit: ¥ million)

Item \ Term	1Q–3Q FY3/03 (April 1, 2002 – December 31, 2002)		1Q–3Q FY3/04 (April 1, 2003 – December 31, 2003)		FY3/03 (April 1, 2002 – March 31, 2003)	
	Amount	%	Amount	%	Amount	%
Operating revenue	—	—	354,540	100.0	449,458	100.0
Loan interest	—	—	321,395	90.7	406,483	90.4
Credit card revenue	—	—	6,122	1.7	7,877	1.8
Per-item credit revenue	—	—	12,114	3.4	15,178	3.4
Credit guarantee revenue	—	—	4,045	1.2	4,132	0.9
Other financial revenue	—	—	78	0.0	321	0.1
Other operating revenue	—	—	10,782	3.0	15,463	3.4
Operating expenses	—	—	275,370	77.7	333,462	74.2
Financial expenses	—	—	28,776	8.1	38,479	8.6
Cost of sales	—	—	137	0.1	562	0.1
Other operating expenses	—	—	246,457	69.5	294,420	65.5
Operating income	—	—	79,169	22.3	115,995	25.8
Non-operating income	—	—	747	0.2	1,303	0.3
Non-operating expenses	—	—	1,008	0.2	5,501	1.2
Ordinary income	—	—	78,907	22.3	111,797	24.9
Extraordinary income	—	—	4,824	1.4	444	0.1
Extraordinary losses	—	—	3,379	1.0	4,788	1.1
Net income before income taxes	—	—	80,352	22.7	107,453	23.9
Income taxes	—	—	36,088	10.2	57,555	12.8
Income tax adjustments	—	—	−3,502	−1.0	−10,129	−2.2
Minority interest income/loss	—	—	292	0.1	116	0.0
Net income	—	—	47,473	13.4	59,910	13.3

(2) Consolidated balance sheets

(Unit: ¥ million)

Item \ Term	End-3Q FY3/03 (As of December 31, 2002)		End-3Q FY3/04 (As of December 31, 2003)		End-FY3/03 (As of March 31, 2003)	
	Amount	%	Amount	%	Amount	%
(Assets)						
Current assets	—	—	2,194,968	92.9	2,097,467	91.9
Cash and deposits	—		174,623		132,296	
Loans	—		1,748,151		1,670,781	
Installment receivables	—		169,661		147,857	
Credit guarantee receivables	—		132,799		128,744	
Other operating receivables	—		12,520		12,738	
Deferred tax assets	—		26,966		25,582	
Other	—		57,034		92,904	
Allowance for bad debts	—		−126,789		−113,438	
Fixed assets	—	—	166,472	7.1	184,110	8.1
Tangible fixed assets	—	—	46,073	2.0	42,012	1.8
Land	—		14,635		14,801	
Other	—		31,437		27,210	
Intangible fixed assets	—	—	39,777	1.7	39,243	1.8
Consolidation adjustments	—		19,346		22,046	
Other	—		20,431		17,197	
Investments and other assets	—	—	80,622	3.4	102,854	4.5
Claims in bankruptcy	—		23,899		17,363	
Deferred tax assets	—		16,690		16,591	
Other	—		61,764		87,591	
Allowance for bad debts	—		−21,732		−18,691	
Deferred assets	—	—	530	0.0	535	0.0
Bond issuing expenses	—		530		535	
Total assets	—	—	2,361,971	100.0	2,282,113	100.0

(Unit: ¥ million)

Item \ Term	End-3Q FY3/03 (As of December 31, 2002)		End-3Q FY3/04 (As of December 31, 2003)		End-FY3/03 (As of March 31, 2003)	
	Amount	%	Amount	%	Amount	%
(Liabilities)						
Current liabilities	—	—	871,570	36.9	804,845	35.3
Notes and accounts payable	—		29,123		22,932	
Credit guarantees payable	—		132,799		128,744	
Short-term borrowings	—		83,811		55,365	
Current portion of bonds	—		135,000		74,500	
Current portion of long-term borrowings	—		396,476		416,152	
Commercial paper	—		12,000		13,500	
Income taxes payable	—		15,797		37,627	
Accrued bonuses	—		1,884		3,759	
Gains on deferred installments	—		12,169		11,089	
Other	—		52,507		41,174	
Fixed liabilities	—	—	955,427	40.4	987,247	43.2
Bonds	—		345,000		377,500	
Long-term borrowings	—		585,928		567,950	
Allowance for retirement benefits for employees	—		2,764		7,636	
Allowance for retirement benefits for directors	—		1,254		1,150	
Other	—		20,479		33,010	
Total liabilities	—	—	1,826,997	77.3	1,792,092	78.5
(Minority interests)	—	—	4,319	0.2	4,028	0.2
Minority interests	—		4,319		4,028	
(Shareholders' equity)						
Capital stock	—	—	83,317	3.5	83,317	3.6
Additional paid-in capital	—	—	104,124	4.4	104,125	4.6
Retained earnings	—	—	342,630	14.5	300,924	13.2
Gain/losses on valuation of other securities	—	—	2,637	0.1	−323	−0.0
Treasury stock	—	—	−2,056	−0.0	−2,052	−0.1
Total shareholders' equity	—	—	530,654	22.5	485,991	21.3
Total liabilities, shareholders' equity, and minority interests	—	—	2,361,971	100.0	2,282,113	100.0

(3) Consolidated statements of cash flows

(Unit: ¥ million)

Item \ Term	1Q–3Q FY3/03 (April 1, 2002 – December 31, 2002)	1Q–3Q FY3/04 (April 1, 2003 – December 31, 2003)	FY3/03 (April 1, 2002 March 31, 2003)
	Amount	Amount	Amount
I Cash flows from operating activities			
Net income before income taxes	—	80,352	107,453
Depreciation and amortization	—	5,477	6,676
Amortization of consolidation adjustments	—	2,700	3,686
Loss on valuation of investment securities	—	196	858
Increase/decrease (−) in allowance for bad debts	—	16,391	20,908
Increase/decrease (−) in accrued bonuses	—	−1,874	−260
Increase/decrease (−) in allowance for retirement benefits for employees	—	−845	1,545
Increase/decrease (−) in allowance for retirement benefits for directors	—	103	82
Non-operating interest and dividends received	—	−119	−152
Amortization of bond issuing expenses	—	342	829
Gain (−)/loss on sale of fixed assets	—	−102	361
Loss on retirement of fixed assets	—	423	409
Loss on valuation of fixed assets	—	—	540
Gain on liquidation of deposits and guarantees	—	−25	−135
Gain on return of pension fund assets	—	−4,025	—
Payment of bonuses to directors	—	−98	−103
Increase (−)/decrease in loans	—	−77,370	−160,195
Increase (−)/decrease in installment receivables	—	−21,804	−27,101
Increase (−)/decrease in other operating receivables	—	218	3,374
Increase (−)/decrease in claims in bankruptcy	—	−6,536	−1,015
Increase (−)/decrease in other current assets	—	6,484	−14,359
Increase/decrease (−) in other current liabilities	—	16,214	5,008
Other	—	−86	−1,801
Subtotal	—	16,015	−53,389
Non-operating interest and dividends received	—	119	152
Income taxes paid	—	−57,918	−36,826
Cash flows from operating activities	—	−41,783	−90,062

(Unit: ¥ million)

Item \ Term	1Q–3Q FY3/03 (April 1, 2002 – December 31, 2002) Amount	1Q–3Q FY3/04 (April 1, 2003 – December 31, 2003) Amount	FY3/03 (April 1, 2002 – March 31, 2003) Amount
II Cash flows from investing activities			
Payments into time deposits	—	−198	−474
Proceeds from withdrawal of time deposits	—	317	1,621
Payments for purchase of securities	—	−1,499	−499
Proceeds from sale of securities	—	—	303
Increase (−)/decrease in trust beneficiary rights	—	1,500	−1,744
Payments for purchase of new consolidated subsidiaries	—	—	−7,556
Payments for purchase of fixed assets	—	−10,985	−17,320
Proceeds from sale of fixed assets	—	384	596
Payments for purchase of investment securities	—	−308	−3,459
Proceeds from sale of investment securities	—	1,806	1,345
Payments for investments	—	−0	—
Proceeds from withdrawal of investments	—	135	336
Increase (−)/decrease in short-term loans receivable	—	30,005	−22,999
Payments for long-term loans receivable	—	−35	−8,140
Proceeds from collection of long-term loans receivable	—	15,666	173
Payments for purchase of investments and other assets	—	−34	−400
Proceeds from sale, etc. of investments and other assets	—	332	505
Other	—	−101	540
Cash flows from investing activities	—	36,985	−57,172
III Cash flows from financing activities			
Proceeds from short-term borrowings	—	468,138	420,365
Repayment of short-term borrowings	—	−439,691	−413,452
Increase/decrease (−) in commercial paper	—	−1,500	−1,500
Proceeds from long-term borrowings	—	389,743	553,965
Repayment of long-term borrowings	—	−391,442	−451,921
Proceeds from bond issuance	—	59,662	99,925
Payments for bond redemption	—	−32,000	−71,000
Payments for purchase of treasury stock	—	−4	−6
Proceeds from payments from minority shareholders	—	—	400
Dividend payments	—	−5,668	−5,123
Cash flows from financing activities	—	47,237	131,652
IV Effect of exchange rate changes on cash and cash equivalents	—	−47	35
V Increase/decrease (−) in cash and cash equivalents	—	42,391	−15,547
VI Cash and cash equivalents at beginning of term	—	131,643	139,126
VII Increase in cash and cash equivalents from new consolidation	—	—	8,064
VIII Cash and cash equivalents at end of term	—	174,035	131,643

Notes to the quarterly consolidated financial statements

1. Scope of consolidation

(1) Consolidated subsidiaries	Nine companies
Company names	Happy Credit Corporation, Sinwa Co., Ltd., Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, AsTry Loan Services Corporation, Marutoh KK, City's Corporation, and City Green Corporation
(2) Non-consolidated subsidiaries	Three companies
Reason for exclusion from consolidation	Non-consolidated subsidiaries (Life Stock Center Co, Ltd. and two others) are not included within the scope of consolidation because the three companies are small and their total assets, operating revenue, net income (commensurate with equity interest), and retained earnings (commensurate with equity interest) have an immaterial impact on the consolidated financial statements.

2. Equity method application

Equity method accounting is not applied to the three non-consolidated subsidiaries and an affiliated company (Hakata Daimaru Card Services Co., Ltd.) because the four companies are small and their total net income (commensurate with equity interest) and retained earnings (commensurate with equity interest) have an immaterial impact on the consolidated financial statements.

3. Third quarter settlement dates of consolidated subsidiaries

The third quarter at consolidated subsidiary Marutoh KK ends on November 30. In preparing quarterly consolidated financial statements, Maruthoh's financial statements for the relevant quarter are used, and consolidated accounts are adjustment to reflect any significant events that may occur in the time until the quarterly consolidated balance sheet date.

2. Results of operations

(1) Operating revenue

(Units: ¥ million, %)

Item		1Q–3Q FY3/03 (April 1, 2002 – December 31, 2002)		1Q–3Q FY3/04 (April 1, 2003 – December 31, 2003)		FY3/03 (April 1, 2002 – March 31, 2003)	
		Amount	%	Amount	%	Amount	%
Loan interest	Unsecured loans	—	—	268,432	75.7	348,887	77.6
	Secured loans	—	—	41,009	11.6	47,650	10.6
	Small business loans	—	—	11,953	3.4	9,945	2.2
	Subtotal	—	—	321,395	90.7	406,483	90.4
Credit card revenue		—	—	6,122	1.7	7,877	1.8
Per-item credit revenue		—	—	12,114	3.4	15,178	3.4
Credit guarantee revenue		—	—	4,045	1.2	4,132	0.9
Other financial revenue	Interest on deposits	—	—	6	0.0	18	0.0
	Interest on securities	—	—	1	0.0	1	0.0
	Interest on loans	—	—	41	0.0	267	0.1
	Other	—	—	29	0.0	35	0.0
	Subtotal	—	—	78	0.0	321	0.1
Other operating revenue	Real estate sales	—	—	50	0.0	306	0.1
	Service sales	—	—	—	—	935	0.2
	Recovery of bad debts written off	—	—	5,108	1.5	6,431	1.4
	Other	—	—	5,623	1.6	7,790	1.7
	Subtotal	—	—	10,782	3.0	15,463	3.4
Total		—	—	354,540	100.0	449,458	100.0

Note: "Other" within "Other operating revenue" is comprised of card membership fees, etc.

(2) Other information

(Unit: ¥ million)

Item		End-3Q FY3/03 (As of December 31, 2002)	End-3Q FY3/04 (As of December 31, 2003)	End-FY3/03 (As of March 31, 2003)
Loans outstanding	Unsecured loans	—	1,459,830	1,442,980
	Secured loans	—	340,937	325,436
	Small business loans	—	78,414	65,284
	Total	—	1,879,182	1,833,702
Number of accounts	Unsecured loans	—	3,358,332	3,389,159
	Secured loans	—	92,441	87,459
	Small business loans	—	55,597	45,239
	Total	—	3,506,370	3,521,857
Number of branches	Staffed branches	—	812	796
	Unstaffed branches	—	1,160	1,163
	Branches for secured loans	—	2	4
	Total	—	1,974	1,963
Number of automated loan machines		—	1,851	1,837
Number of ATMs	AIFUL ATMs	—	2,045	2,037
	Partnering ATMs	—	128,702	122,047
	Total	—	130,747	124,084
Number of employees		—	6,129	6,123

Note: Figures for loans outstanding and number of accounts do not include claims in bankruptcy, etc. However, figures do include off-balance-sheet loans outstanding worth ¥131,030 million in 3Q FY3/04 and ¥162,920 million in FY3/03 resulting from receivables factoring.

EXHIBIT 2

(Brief Description in English)

Amendment to
Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment to Shelf Registration Statement dated January 6, 2004 (the "Amendment") with respect to correction of information in the list of documents incorporated therein by reference to the Shelf Registration Statements (see Note below)

The Amendment are filed as referred to above in order to correct certain information contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 6, 2003, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT 3

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated January 6, February 13 and March 12, 2004, respectively (together, the "Reports"), in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below)

The Reports show that no treasury stock purchase has been made during the period from December 1, 2003 to February 29, 2004.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

2004年3月期（2003年12月）　第3四半期データブック

Data Book (Third Quarter Report for the fiscal year ending March. 2004)

ー注：第3四半期データブック開示に関する注意事項ー

このデータブックの第3四半期数値で「前年同期比」の記載が無いものがございますが、これは当該データの四半期ベース開示が今期（2004年3月期）から開始されたことによるものです。また、利益（P/L）関連のページに掲載しております「年換算（参考）」数値につきましては、あくまでも第3四半期までの実績をベースにした簡易な試算であり、会社としての通期予想及び経営計画等を示すものではありません。

ー注：業績予想に関する注意事項ー

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

ーNote:Forward Looking Statementsー

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社
AIFUL CORPORATION

EXHIBIT 4

益指標 (*Review of Profit / Group & AIFUL*)

诰(*Consolidated*)

	年/決算月 (*Fiscal Year*)		03/3	増減率(yoy%)	03/9 (6mo.)	増減率(yoy%)	03/12 (9mo.)	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
(百万円)	*Operating Revenue*	(*¥ Million*)	449,458	13.2	235,400	6.9	354,540	–	480,243	6.8
(百万円)	*Operating Expenses*	(*¥ Million*)	333,462	16.7	189,422	19.8	275,370	–	367,189	10.1
(百万円)	*Operating Income*	(*¥ Million*)	115,995	4.2	45,977	-25.9	79,169	–	113,054	-2.5
(百万円)	*Ordinary Income*	(*¥ Million*)	111,797	6.4	45,462	-23.4	78,907	–	112,000	0.2
益 (百万円)	*Net Income*	(*¥ Million*)	59,910	70.9	27,588	-10.7	47,473	–	61,215	2.2
(百万円)	*Total Assets*	(*¥ Million*)	2,282,113	12.4	2,324,043	6.8	2,361,971	–	2,332,138	2.2
(百万円)	*Shareholders' Equity*	(*¥ Million*)	485,991	15.3	512,828	14.0	530,654	–	546,666	12.5
り当期純利益 (円)	*EPS*	(*¥*)	637.59	63.5	292.04	-11.9	502.53	–	648.00	1.6
り株主資本 (円)	*BPS*	(*¥*)	5,143.45	13.7	5,428.60	12.4	5,617.31	–	5,786.79	12.5
比率 (%)	*Equity Ratio*	(*%*)	21.3	*0.6*	22.1	*1.4*	22.5	–	23.4	*2.1*
当期純利益率 (%)	*ROE*	(*%*)	13.2	*3.6*	11.0	*-3.1*	12.4	–	11.8	*-1.4*
期純利益率 (%)	*ROA*	(*%*)	2.8	*1.0*	2.4	*-0.5*	2.7	–	2.6	*-0.2*

斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

体(*AIFUL*)

	年/決算月 (*Fiscal Year*)		03/3	増減率(yoy%)	03/9 (6mo.)	増減率(yoy%)	03/12 (9mo.)	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
(百万円)	*Operating Revenue*	(*¥ Million*)	324,671	5.7	166,869	2.7	251,084	–	338,814	4.4
(百万円)	*Operating Expenses*	(*¥ Million*)	217,727	10.6	125,678	21.4	183,328	–	241,681	11.0
(百万円)	*Operating Income*	(*¥ Million*)	106,944	-3.2	41,190	-30.1	67,755	–	97,131	-9.2
(百万円)	*Ordinary Income*	(*¥ Million*)	107,100	-0.4	42,622	-27.1	70,429	–	101,000	-5.7
益 (百万円)	*Net Income*	(*¥ Million*)	55,317	44.2	21,262	-30.0	36,321	–	52,154	-5.7
(百万円)	*Total Assets*	(*¥ Million*)	1,906,211	9.5	1,910,490	3.1	1,900,470	–	1,940,331	1.8
(百万円)	*Shareholders' Equity*	(*¥ Million*)	470,834	12.0	491,373	9.5	504,453	–	522,207	10.9
り当期純利益 (円)	*EPS*	(*¥*)	588.63	38.0	225.08	-31.0	384.48	–	552.08	-6.2
り株主資本 (円)	*BPS*	(*¥*)	4,983.00	10.4	5,201.48	8.0	5,339.96	–	5,527.85	10.9
り配当金 (円)	*Cash Dividends per Share*	(*¥*)	60.00	20.0	30.00	0.0	–	–	60.00	0.0
(%)	*Payout Ratio*	(*%*)	10.2	*-2.0*	–	–	–	–	–	–
比率 (%)	*Equity Ratio*	(*%*)	24.7	*0.5*	25.7	*1.5*	26.5	–	26.9	*2.2*
当期純利益率 (%)	*ROE*	(*%*)	12.4	*1.8*	8.8	*-5.2*	9.9	–	10.0	*-2.4*
期純利益率 (%)	*ROA*	(*%*)	3.0	*0.7*	2.2	*-1.2*	2.5	–	2.7	*-0.3*

斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

率 ※1 (%)	*SG & A Cost / Loan*	*※1* (*%*)	13.4	*0.4*	15.2	*2.5*	14.7	–	14.4	*1.0*

残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

ープ合計営業実績 *(Review of Operation / Group Total)*

ベース*(Managed Asset Basis)*

績 *(Operating Results)*

年/決算月 *(Fiscal Year)*			03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
合計	(百万円)	*Total Receivable Outstanding (¥Million)*	2,210,889	10.4	2,255,835	6.4	2,275,609	-	2,343,923	6.0
貸付金残高		*Loans Outstanding*	1,833,702	12.1	1,871,545	7.6	1,879,182	-	1,944,528	6.0
無担保ローン		*Unsecured*	1,442,980	8.3	1,460,263	3.6	1,459,830	-	1,495,082	3.6
有担保ローン		*Home Equity*	325,436	16.7	338,755	13.2	340,937	-	366,566	12.6
事業者ローン		*Small Business*	65,284	162.8	72,525	136.1	78,414	-	82,879	27.0
ットカード(ショッピング)		*Credit Card Shopping*	64,117	3.9	68,962	5.6	78,682	-	69,772	8.8
事業(個品)		*Installment Sales Finance*	184,324	11.9	184,042	0.1	184,945	-	193,508	5.0
保証売掛金		*Guarantee*	128,744	-8.1	131,285	0.6	132,799	-	136,114	5.7
残高あり)		*Customer Accounts (Thousand)*	3,521	5.6	3,521	2.0	3,506	-	-	-
保ローン		*Unsecured*	3,389	4.6	3,378	0.9	3,358	-	-	-
保ローン		*Home Equity*	87	16.3	91	13.7	92	-	-	-
者ローン		*Small Business*	45	130.9	51	105.9	55	-	-	-
たり残高	(千円)	*Per Account (¥Thousand)*	520	6.2	531	5.5	535	-	-	-
保ローン		*Unsecured*	425	3.6	432	2.6	434	-	-	-
保ローン		*Home Equity*	3,721	0.3	3,703	-0.4	3,688	-	-	-
者ローン		*Small Business*	1,443	13.8	1,405	14.7	1,410	-	-	-
カード会員数	(千件)	*Credit Card Holders (Thousand)*	9,837	11.3	10,403	10.4	10,735	10.4	10,973	11.5
品)口座数	(千件)	*Shopping Installment Accounts (Thousand)*	697	8.0	724	3.8	725	3.4	-	-
件数	(千件)	*New Accounts (Thousand)*	594	-6.8	257	-17.1	381	-16.4	520	-12.5
保ローン		*Unsecured*	548	-8.4	232	-19.5	343	-18.8	469	-14.4
保ローン		*Home Equity*	27	1.0	12	-5.8	18	-11.4	25	-7.4
者ローン		*Small Business*	18	62.4	12	51.6	19	56.0	25	38.9
ットカード発券数	(千枚)	*New Issue of Credit Card (Thousand)*	2,076	14.8	1,014	-14.5	1,577	-5.8	1,936	-6.7

ル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*			03/3	増減数(yoy)	03/9	増減数(yoy)	03/12	増減数(yoy)	2004/3 *(E)*	増減数(yoy)
業店舗数	(店)	*Loan Business Branches*	1,959	*60*	1,972	*52*	1,972	*17*	2,001	*42*
店舗		*Staffed Branches*	796	*44*	804	*45*	812	*17*	817	*21*
店舗		*Unstaffed Branches*	1,163	*16*	1,168	*7*	1,160	*0*	1,184	*21*
機設置台数	(台)	*Unmanned Loan-contracting Machines*	1,837	*29*	1,850	*14*	1,851	*17*	1,876	*39*
正社員)	(人)	*N. of Employees (regulary payroll)*	6,123	*313*	6,310	*387*	6,129	*-219*	6,210	*87*

斜体数値は増減数　Notes: Italic Font = Increase or Decrease

フのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

ープ合計損益の内訳 (Revenue and Expenses / Group Total)

ス(On-Balance)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	2003/3期		2004/3期									
		03/3	増減率 (yoy%)	03/9(6mo.) a	営業収益比 (%)	増減率 (yoy%)	03/12(9mo.) b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)×2	04/3(E)	営業収益比 (%)	増減率 (yoy%)
	Operating Revenue	449,458	13.2	235,400	100.0	6.9	354,540	100.0	-	473,680	480,243	100.0	6.8
貸付金利息	Interest Income	406,483	13.1	213,239	90.6	6.8	321,395	90.7	-	429,551	434,973	90.6	7.0
無担保ローン	Unsecured	348,887	11.9	178,453	75.8	3.8	268,432	75.7	-	358,411	363,009	75.6	4.0
有担保ローン	Home Equity	47,650	10.4	27,075	11.5	10.1	41,009	11.6	-	54,943	55,568	11.6	16.6
事業者ローン	Small Business	9,945	133.6	7,710	3.3	153.5	11,953	3.4	-	16,196	16,394	3.4	64.8
ジットカード(ショッピング)収益	Credit Card Shopping	7,877	16.8	3,962	1.7	3.5	6,122	1.7	-	8,282	8,634	1.8	9.6
事業(個品)収益	Installment Sales Finance	15,178	46.6	8,017	3.4	15.9	12,114	3.4	-	16,211	16,827	3.5	10.9
保証収益	Guarantees	4,132	1.4	2,584	1.1	33.5	4,045	1.2	-	5,506	5,636	1.2	36.4
他の金融収益	Other Financial Revenue	321	-38.8	60	0.0	-57.7	78	0.0	-	96	124	0.0	-61.4
他の営業収益	Other Operating Revenue	15,463	-4.2	7,535	3.2	-3.2	10,782	3.0	-	14,029	14,048	2.9	-9.2
不動産売上高	Sales of Property	306	-89.1	25	0.0	-91.8	50	0.0	-	75	50	0.0	-83.7
サービス事業売上高	Restaurant & Karaoke	935	-25.0	-	-	-	-	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	6,431	12.5	3,593	1.5	8.0	5,108	1.5	-	6,623	7,219	1.5	12.3
その他	Other	7,790	22.5	3,916	1.7	8.1	5,623	1.6	-	7,330	6,778	1.4	-13.0
用	Operating Expenses	333,462	16.7	189,422	80.5	19.8	275,370	77.7	-	361,318	367,189	76.5	10.1
費用	Financial Expenses	38,479	11.2	19,107	8.1	1.8	28,776	8.1	-	38,445	38,749	8.1	0.7
借入金利息等	Interest on Borrowings	25,126	14.3	12,170	5.2	-1.9	18,523	5.2	-	24,876	25,121	5.2	-0.0
社債利息等	Interest on SB etc.	13,353	5.7	6,936	2.9	8.8	10,253	2.9	-	13,570	13,627	2.8	2.1
原価	Cost of Sales	562	-81.4	36	0.0	-91.9	137	0.1	-	238	137	0.0	-75.6
不動産売上原価	Cost of Sales of Property	296	-88.9	36	0.0	-87.8	137	0.1	-	238	137	0.0	-53.7
サービス事業売上原価	Cost of Restaurant Business	266	-23.5	-	-	-	-	-	-	-	0	0.0	-100.0
他の営業費用	Other Operating Expenses(SG&A)	294,420	18.6	170,278	72.3	22.6	246,457	69.5	-	322,636	328,302	68.4	11.5
貸倒関連費用	Credit Cost	134,125	49.1	87,536	37.2	47.6	123,154	34.7	-	158,772	155,957	32.5	16.3
貸倒損失	Write offs	20,963	164.5	-	-	-	78	0.0	-	156	18,797	3.9	-10.3
貸倒引当金繰入額	Allowance for Bad Debts	113,162	38.0	87,536	37.2	47.6	123,075	34.7	-	158,614	137,159	28.6	21.2
広告宣伝費	Advertising Expenses	21,747	-19.0	10,679	4.5	-10.7	15,471	4.4	-	20,263	20,792	4.3	-4.4
人件費	Salaries	48,092	10.1	24,562	10.4	6.9	36,422	10.3	-	48,282	51,315	10.7	6.7
役員報酬	Directors' Salaries	584	-1.8	318	0.1	5.6	477	0.1	-	636	731	0.2	25.2
従業員給与賞与等	Employees' Salaries	38,801	12.4	16,950	7.2	2.4	28,955	8.2	-	40,960	38,714	8.1	-0.2
その他	Other	8,706	1.8	7,294	3.1	19.4	6,988	2.0	-	6,682	11,869	2.5	36.3
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	2,638	-17.0	1,338	0.6	3.5	2,007	0.6	-	2,676	2,213	0.5	-16.1
その他	Other	87,815	3.9	46,160	19.6	6.4	69,401	19.6	-	92,642	98,023	20.4	11.6
益	Operating Income	115,995	4.2	45,977	19.5	-25.9	79,169	22.3	-	112,361	113,054	23.5	-2.5
外収益	Non-operating Income	1,303	-2.2	522	0.2	-4.0	747	0.2	-	972	379	0.1	-70.9
外費用	Non-operating Expenses	5,501	-27.6	1,037	0.4	-68.6	1,008	0.2	-	979	1,433	0.3	-74.0
益	Ordinary Income	111,797	6.4	45,462	19.3	-23.4	78,907	22.3	-	112,352	112,000	23.3	0.2
利益	Extraordinary Income	444	-74.3	4,509	1.9	1,007.9	4,824	1.4	-	-	4,673	1.0	952.5
損失	Extraordinary Losses	4,788	-89.3	2,945	1.3	208.4	3,379	1.0	-	-	9,197	1.9	92.1
利益	Income before Income Taxes	107,453	73.7	47,026	20.0	-20.0	80,352	22.7	-	-	107,476	22.4	0.0
税・住民税及び事業税	Income Taxes	57,555	58.6	24,843	10.6	-21.6	36,088	10.2	-	-	51,472	10.7	-10.6
税等調整額	Effect of a Tax Consequences	-10,129	-213.7	-5,557	-2.4	46.2	-3,502	-1.0	-	-	-5,703	-1.2	-43.7
株主利益(損失)	Minority Interest Loss	116	-80.6	151	0.1	1,787.5	292	0.1	-	-	491	0.1	323.3
利益	Net Income	59,910	70.9	27,588	11.7	-10.7	47,473	13.4	-	-	61,215	12.7	2.2

ープ合計資金調達の状況 (Review of Funding / Group Total)

ベース(Managed Asset Basis)

刂調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	02/12	構成比(%)	03/3	構成比(%)	03/12	構成比(%)	04/3(E)	構成比(%)
	Borrowings	902,941	51.0	943,100	53.5	979,448	54.8	983,878	54.7
銀行	City Banks	11,385	0.6	12,679	0.7	17,992	1.0	–	–
信用銀行	Long-Term Credit Banks	87,849	5.0	85,949	4.9	72,054	4.0	–	–
銀行	Trust Banks	196,781	11.1	197,141	11.2	257,131	14.4	–	–
銀行·第二地方銀行	Regional Banks	179,301	10.1	203,604	11.6	224,046	12.5	–	–
保険会社	Life Insurance	136,044	7.7	129,853	7.4	133,786	7.5	–	–
保険会社	Non-Life Insurance	53,484	3.0	52,826	3.0	43,668	2.4	–	–
銀行	Foreigner	54,176	3.1	48,862	2.8	6,750	0.4	–	–
ジケートローン	Syndicated Loan	66,317	3.7	86,834	4.9	85,852	4.8	–	–
邦銀	Japanese Banks	50,817	2.9	43,834	2.5	28,152	1.6	–	–
外銀	Foreigner	15,500	0.9	15,500	0.9	30,200	1.7	–	–
その他	Other	–	–	27,500	1.6	27,500	1.5		
連等	Credit Association	48,017	2.7	48,229	2.7	56,271	3.1	–	–
他	Other	69,586	3.9	77,120	4.4	81,895	4.6	–	–
等	CP and Bonds	866,942	49.0	819,259	46.5	808,534	45.2	813,438	45.3
	CP	28,000	1.6	13,500	0.8	12,000	0.7	–	–
社債	SB	478,000	27.0	452,000	25.6	480,000	26.8	–	–
化	ABS	360,942	20.4	353,759	20.1	316,534	17.7	–	–
合 計	Total	1,769,884	100.0	1,762,359	100.0	1,787,982	100.0	1,797,316	100.0

·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	02/12	構成比(%)	03/3	構成比(%)	03/12	構成比(%)	04/3(E)	構成比(%)
期	Short-term Borrowings	102,200	5.8	68,865	3.9	95,811	5.4	72,014	4.0
借入	Borrowings	74,200	4.2	55,365	3.1	83,811	4.7	–	–
	CP	28,000	1.6	13,500	0.8	12,000	0.7	–	–
期	Long-term Borrowings	1,667,683	94.2	1,693,494	96.1	1,692,170	94.6	1,725,302	96.0
金利借入	Fixed Rate	201,735	11.4	223,827	12.7	252,396	14.1	–	–
金利借入	Floating Rate	627,005	35.4	636,407	36.1	643,239	36.0	–	–
キャップ	With Cap	75,910	4.3	153,420	8.7	192,601	10.8	–	–
スワップ	With Swap	209,990	11.9	211,660	12.0	213,020	11.9	–	–
等(固定)	SB Other (Fixed Bond)	577,866	32.6	579,388	32.9	626,215	35.0	–	–
普通社債	SB	463,000	26.2	437,000	24.8	467,500	26.1	–	–
証券化	ABS	114,866	6.5	142,388	8.1	158,715	8.9	–	–
等(変動)	SB Other (Floating Bond)	261,075	14.8	253,871	14.4	170,318	9.5	–	–
普通社債	SB	15,000	0.8	15,000	0.9	12,500	0.7	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–
証券化	ABS	246,075	13.9	238,871	13.6	157,818	8.8	–	–
キャップ	With Cap	246,075	13.9	238,871	13.6	157,818	8.8	–	–
合 計	Total	1,769,884	100.0	1,762,359	100.0	1,787,982	100.0	1,797,316	100.0

キャップ·スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

金利 (Funding Cost)

	年/決算月(Fiscal Year)	02/12	03/3	03/12	04/3(E)
刂	Funding Cost	1.79	1.78	1.75	1.78
妾	Indirect	2.03	1.97	1.92	1.96
妾	Direct	1.54	1.57	1.55	1.57

調達金利=末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

		02/12	03/3	03/12	04/3(E)
イムレート	Long term prime rate	1.65	1.50	1.70	2.00

イフル営業実績 *(Review of Operation / AIFUL)*

業実績 *(Operating Results)*

		年/決算月 (Fiscal Year)	03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
貸付金残高	(百万円)	Loans Outstanding (¥ Million)	1,413,340	7.6	1,435,770	4.6	1,436,938	-	1,479,103	4.7
無担保ローン		Unsecured	1,068,151	4.8	1,074,563	1.8	1,072,279	-	1,087,701	1.8
有担保ローン		Home Equity	322,840	16.3	335,742	12.6	337,697	-	362,874	12.4
事業者ローン		Small Business	22,348	33.6	25,464	33.6	26,961	-	28,526	27.6
数	(千件)	Customer Accounts (Thousand)	2,284	1.8	2,269	-0.1	2,250	-	2,275	-0.4
無担保ローン		Unsecured	2,180	1.2	2,159	-0.7	2,138	-	2,153	-1.2
有担保ローン		Home Equity	87	16.0	91	13.3	91	-	100	14.9
事業者ローン		Small Business	17	24.3	19	24.1	20	-	21	23.5
座当たり残高	(千円)	Per Account (¥ Thousand)	618	5.7	632	4.7	638	-	649	5.0
無担保ローン		Unsecured	489	3.6	497	2.5	501	-	505	3.3
有担保ローン		Home Equity	3,709	0.3	3,688	-0.6	3,673	-	3,611	-2.6
事業者ローン		Small Business	1,284	7.5	1,314	7.7	1,321	-	1,303	1.5
顧客件数	(千件)	New Accounts (Thousand)	440	-11.3	199	-10.3	290	-12.3	402	-8.6
無担保ローン		Unsecured	405	-12.4	182	-11.0	265	-12.8	368	-9.1
有担保ローン		Home Equity	27	0.9	12	-6.3	18	-12.0	25	-7.4
事業者ローン		Small Business	7	17.6	4	20.3	6	10.3	8	14.3
平均利回り ※1	(%)	Average Yield ※1 (%)	23.2	-0.8	22.8	-0.6	22.8	-	22.9	-0.3
無担保ローン		Unsecured	25.2	-0.4	24.8	-0.4	24.8	-	24.9	-0.3
有担保ローン		Home Equity	15.8	-1.3	16.3	-0.7	16.4	-	16.1	0.3
事業者ローン		Small Business	24.8	-2.1	24.9	-0.7	25.0	-	25.2	0.4

※1 実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1: Average Yield=Interest Income/Average Loans Outstanding (%)

主) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

ャネル展開 *(Marketing Channel)*

		年/決算月 (Fiscal Year)	03/3	増減数(yoy)	03/9	増減数(yoy)	03/12	増減数(yoy)	2004/3 (E)	増減数(yoy)
ン事業店舗数 ※2	(店)	Loan Business Branches ※2	1,580(943)	-12	1,573(939)	-15	1,564(934)	-15	1,579	-1
有人店舗		Staffed Branches	534(122)	-2	541(125)	1	540(124)	6	539	5
無人店舗		Unstaffed Branches	1,040(821)	-10	1,025(814)	-17	1,018(810)	-21	1,037	-3
ハートプラザ ※3		Heart Plaza ※3	4	0	4	0	2	-2	0	-4
その他 ※4		Other ※4	2	0	3	1	4	2	3	1
ン事業店舗出店数	(店)	Newly Opened Branches	9	-	2	-	3	-	17	-
有人店舗		Staffed Branches	-	-	-	-	-	-	2	-
無人店舗		Unstaffed Branches	9	-	1	-	1	-	14	-
その他 ※4		Other ※4	-	-	1	-	2	-	1	-
店の無人化	(店)	Remodeled into Unstaffed	9	-	3	-	4	-	8	-
店の有人化	(店)	Remodeled into Staffed	7	-	10	-	10	-	11	-
	(店)	Closed Branches	21	-	9	-	17	-	18	-
契約機設置台数	(台)	Unmanned Loan-contracting Machines	1,573	-12	1,565	-16	1,557	-15	1,575	2
・CDネットワーク	(台)	AIFUL ATMs and Tie-up CDs	50,358	14,454	65,906	25,405	66,952	20,138	-	-
ATM台数		AIFUL ATMs	1,676	-12	1,669	-15	1,661	-14	1,678	2
提携CD台数		Tie-up CDs	41,062	14,580	56,537	25,339	57,545	20,018	-	-
員	(人)	N. of Employees (regulary payroll)	3,502	-74	3,674	-57	3,567	-87	3,616	114
社員	(人)	N. of Employees (temp.)	829	-277	1,374	136	1,545	-	-	-

※2 ()はロードサイド型　※2 Roadside Type

※3 ハートプラザは有担保専門店　※3 Heart Plaza is Specialized for Secured Loans

※4 eきゃっシング店1店・個品割賦店1店・個品割賦ｷｬｯｼﾝｸﾞ店1店・提携ｶｰﾄﾞ管理店1店　※4 e-cashing:1・Sales Finance & Cashing:2・Tie-up Card:1

主) 斜体数値は増減数　Note: Italic Font = Increase or Decrease

フル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		2003/3期 03/3	2003/3期 増減率 (yoy%)	2004/3期 03/9(6mo.) a	営業収益比 (%)	増減率 (yoy%)	03/12(9mo.) b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)×2	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
益	Operating Revenue	324,671	5.7	166,869	100.0	2.7	251,084	100.0	–	335,299	338,814	100.0	4.4
貸付金利息	Interest Income	315,600	6.6	162,930	97.6	3.2	245,221	97.7	–	327,512	330,494	97.5	4.7
無担保ローン	Unsecured	263,262	5.7	133,025	79.7	1.5	199,815	79.6	–	266,605	268,822	79.3	2.1
有担保ローン	Home Equity	47,483	10.3	26,916	16.1	9.5	40,758	16.2	–	54,600	55,266	16.3	16.4
事業者ローン	Small Business	4,854	24.8	2,988	1.8	30.0	4,647	1.9	–	6,306	6,405	1.9	32.0
他の金融収益	Other Financial Revenue	280	21.7	41	0.0	-65.2	50	0.0	–	59	67	0.0	-76.1
他の営業収益	Other Operating Revenue	8,791	-20.1	3,897	2.3	-12.8	5,812	2.3	–	7,727	8,252	2.4	-6.1
受取保証料	Loan Guarantee Fee	596	611.0	685	0.4	272.3	1,177	0.5	–	1,669	1,627	0.5	173.0
不動産売上高	Sales of Property	306	-89.1	25	0.0	-91.7	50	0.0	–	75	–	–	–
サービス事業売上高	Restaurant & Karaoke	935	-25.0	–	–	–	–	–	–	–	–	–	–
償却債権回収額	Bad Debt Recovery	3,896	3.1	1,979	1.2	-5.0	2,819	1.1	–	3,659	3,913	1.2	0.4
その他	Other	3,056	-0.6	1,207	0.7	-11.8	1,764	0.7	–	2,321	2,712	0.8	-11.3
用	Operating Expenses	217,727	10.6	125,678	75.3	21.4	183,328	73.0	–	240,978	241,681	71.3	11.0
費用	Financial Expenses	35,178	5.4	17,055	10.2	-1.9	25,466	10.1	–	33,877	33,475	9.9	-4.8
借入金利息等	Interest on Borrowings	22,705	7.5	10,734	6.4	-5.8	16,161	6.4	–	21,588	21,023	6.2	-7.4
社債利息等	Interest on SB etc.	12,473	1.8	6,321	3.8	5.5	9,304	3.7	–	12,287	12,451	3.7	-0.2
原価	Cost of Sales	562	-81.4	36	0.0	-91.8	137	0.1	–	238	36	0.0	-93.6
不動産売上原価	Cost of Sales of Property	296	-88.9	36	0.0	-87.6	137	0.1	–	238	36	0.0	-87.8
サービス事業売上原価	Cost of Restaurant Business	266	-23.5	–	–	–	–	–	–	–	–	–	–
他の営業費用	Other Operating Expenses(SG&A)	181,986	13.4	108,585	65.1	26.7	157,725	62.8	–	206,865	208,169	61.4	14.4
貸倒関連費用	Credit Cost	86,371	32.3	60,465	36.2	58.6	85,715	34.1	–	110,965	105,751	31.2	22.4
貸倒損失	Write offs	15,892	140.4	–	–	–	–	–	–	–	14,158	4.2	-10.9
貸倒引当金繰入額	Allowance for Bad Debts	70,479	20.1	60,465	36.2	58.6	85,715	34.1	–	110,965	91,592	27.0	30.0
広告宣伝費	Advertising Expenses	15,377	-20.2	7,016	4.2	-15.4	10,589	4.2	–	14,162	14,005	4.1	-8.9
支払手数料	Commission	9,624	-1.5	5,286	3.2	13.9	7,936	3.2	–	10,586	11,144	3.3	15.8
人件費	Salaries	29,257	10.4	14,398	8.6	1.6	21,347	8.5	–	28,296	30,265	8.9	3.4
役員報酬	Directors' Salaries	425	2.3	221	0.1	5.0	337	0.1	–	453	475	0.1	11.8
従業員給与賞与等	Employees' Salaries	23,255	13.0	9,498	5.7	-6.1	16,989	6.8	–	24,480	22,388	6.6	-3.7
その他	Other	5,576	1.3	4,678	2.8	21.4	4,019	1.6	–	3,360	7,401	2.2	32.7
賃借料・地代家賃	Rental Expenses · Land Rent	15,530	3.5	7,332	4.4	-6.3	10,711	4.3	–	14,090	15,245	4.5	-1.8
消耗品費・修繕費	Supplies · Repair and Maintenance	4,680	11.9	2,984	1.8	41.5	4,545	1.8	–	6,106	5,753	1.7	22.9
通信費	Communications	4,432	13.0	2,098	1.3	-2.7	3,082	1.2	–	4,066	5,782	1.7	30.5
保険料	Insurance Premium	3,673	7.1	1,877	1.1	6.0	2,953	1.2	–	4,029	3,778	1.1	2.9
減価償却費	Depreciation	3,511	-21.3	1,876	1.1	1.7	3,309	1.3	–	4,742	5,231	1.5	49.0
その他	Other	9,277	8.2	5,249	3.1	10.2	7,533	3.0	–	9,817	11,211	3.3	20.8
益	Operating Income	106,944	-3.2	41,190	24.7	-30.1	67,755	27.0	–	94,320	97,131	28.7	-9.2
外収益	Non-operating Income	5,262	15.2	2,281	1.4	-12.2	3,472	1.4	–	4,663	4,783	1.4	-9.1
外費用	Non-operating Expenses	5,106	-31.9	849	0.5	-72.1	798	0.3	–	747	915	0.3	-82.1
益	Ordinary Income	107,100	-0.4	42,622	25.5	-27.1	70,429	28.1	–	98,236	101,000	29.8	-5.7
利益	Extraordinary Income	250	-31.8	430	0.3	64.6	518	0.2	–	–	430	0.1	72.0
損失	Extraordinary Losses	793	-97.7	811	0.5	476.1	1,064	0.4	–	–	1,115	0.3	40.6
利益	Income before Income Taxes	106,558	46.7	42,242	25.3	-27.9	69,883	27.8	–	–	100,314	29.6	-5.9
税・住民税等	Income Taxes	46,043	62.6	19,734	11.8	-22.3	28,540	11.4	–	–	40,974	12.1	-11.0
税	Enterprise Taxes	10,781	61.1	4,639	2.8	-21.9	6,727	2.7	–	–	9,597	2.8	-11.0
税等調整額	Effect of a Tax Consequences	-5,584	-901.7	-3,393	-2.0	8.1	-1,706	-0.7	–	–	-2,409	-0.7	-56.9
利益	Net Income	55,317	44.2	21,262	12.7	-30.0	36,321	14.5	–	–	52,154	15.4	-5.7

ワル資金調達の状況 (Review of Funding / AIFUL)

別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	02/12	03/3	構成比(%)	03/12	構成比(%)	平均借入期間(年)	2004/3(E)	構成比(%)
	Borrowings	764,804	783,955	58.3	771,796	57.7	3.6	749,378	56.9
銀行	City Banks	11,260	12,579	0.9	17,467	1.3	–	–	–
信用銀行	Long-Term Credit Banks	72,185	71,600	5.3	47,482	3.5	–	–	–
銀行	Trust Banks	166,624	167,385	12.4	209,772	15.7	–	–	–
銀行·第二地方銀行	Regional Banks	156,580	162,602	12.1	182,799	13.7	–	–	–
金庫	Shinkin Banks	–	13,050	1.0	15,270	1.1	–	–	–
保険会社	Life Insurance	133,667	127,725	9.5	128,858	9.6	–	–	–
保険会社	Non-Life Insurance	51,026	51,776	3.8	41,617	3.1	–	–	–
銀行	Foreigner	54,176	48,862	3.6	6,750	0.5	–	–	–
ジケートローン	Syndicated Loan	57,317	77,834	5.8	76,852	5.7	–	–	–
邦銀	Japanese Banks	41,817	34,834	2.6	19,152	1.4	–	–	–
外銀	Foreigner	15,500	15,500	1.2	30,200	2.0	–	–	–
その他	Other	–	27,500	2.0	27,500	2.1	–	–	–
連等	Credit Association	34,225	22,617	1.7	21,363	1.6	–	–	–
他	Other	27,743	27,925	2.1	23,565	1.8	–	–	–
等	CP and Bonds	598,308	561,368	41.7	566,767	42.3	5.7	566,546	43.1
	CP	28,000	13,000	1.0	–	–	–	–	–
社債	SB	478,000	452,000	33.6	480,000	35.9	–	–	–
化	ABS	92,308	96,368	7.2	86,767	6.5	–	–	–
合 計	Total	1,363,112	1,345,325	100.0	1,338,564	100.0	3.7	1,315,924	100.0

短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	02/12	03/3	構成比(%)	03/12	構成比(%)	残存期間(年)	2004/3(E)	構成比(%)
	Short-term Borrowings	61,500	27,000	2.0	31,403	2.3	0.2	19,806	1.5
借入	Borrowings	33,500	14,000	1.0	31,403	2.3	–	–	–
	CP	28,000	13,000	1.0	–	–	–	–	–
	Long-term Borrowings	1,301,612	1,318,325	98.0	1,307,161	97.7	1.9	1,296,118	98.5
金利借入	Fixed Rate	200,693	207,199	15.4	219,088	16.4	1.9	–	–
金利借入	Floating Rate	530,611	535,257	39.8	521,305	38.9	1.8	–	–
キャップ	With Cap	75,910	153,420	11.4	192,601	14.4	–	–	–
スワップ	With Swap	209,990	211,660	15.7	213,020	15.9	–	–	–
等(固定)	SB Other (Fixed Bond)	538,808	540,868	40.2	554,267	41.4	3.4	–	–
普通社債	SB	463,000	437,000	32.5	467,500	34.9	–	–	–
証券化	ABS	75,808	103,868	7.7	86,767	6.5	–	–	–
等(変動)	SB Other (Floating Bond)	31,500	35,000	2.6	12,500	0.9	2.4	–	–
普通社債	SB	15,000	15,000	1.1	12,500	0.9	–	–	–
証券化	ABS	16,500	20,000	1.5	–	–	–	–	–
キャップ	With Cap	16,500	20,000	1.5	–	–	–	–	–
借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	739,501	748,067	55.6	773,355	57.8	–	–	–
金利借入比率	Ratio of Borrowings at Fixed Ratio	1,041,901	1,133,147	84.2	1,178,976	88.1	–	–	–
合 計	Total	1,363,112	1,345,325	100.0	1,338,564	100.0	–	1,315,924	100.0

ャップ·スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

金利 (Funding Cost)

(%)

	年/決算月 (Fiscal Year)	02/12	03/3	03/12	2004/3(E)
	Funding Cost	2.01	1.98	1.92	1.91
	Indirect	2.07	1.99	1.93	1.90
	Direct	1.93	1.97	1.90	1.90

達金利=末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

(%)

		02/12	03/3	03/12	2004/3(E)
イムレート	Long term prime rate	1.65	1.50	1.70	2.00
ップレート	5Y SWAP rate	0.33	0.27	0.73	
年)	10Y JGB	0.89	0.73	1.33	

ワル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

ットコストの状況 *(Credit Cost)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	02/3	/(L) %	03/3	/(L) %	03/9 (6mo.)	/(L) %	03/12 (9mo.)	/(L) %	2004/3(*E*)	/(L) %
貸付金 (L)	*Loans outstanding (L)*	1,313,690	–	1,413,340	–	1,435,770	–	1,436,938	–	1,479,103	–
保	*Unsecured*	1,019,292	–	1,068,151	–	1,074,563	–	1,072,279	–	1,087,701	–
保	*Home equity*	277,671	–	322,841	–	335,742	–	337,697	–	362,874	–
者	*Small business*	16,726	–	22,349	–	25,464	–	26,961	–	28,526	–
引当金 ①	*Allowance for bad debt (Begining) ①*	45,115	3.43	58,689	4.15	70,479	4.91	70,479	4.90	70,479	4.76
額 ②	*Write offs ②*	51,649	3.93	74,598	5.28	44,403	3.09	66,431	4.62	84,072	5.68
保	*Unsecured*	48,472	4.76	69,816	6.54	41,088	3.82	61,268	5.71	77,396	7.12
保	*Home equity*	2,748	0.99	4,095	1.27	2,730	0.81	4,324	1.28	5,465	1.51
者	*Small business*	428	2.56	686	3.07	584	2.29	839	3.11	1,211	4.25
費用(営業費用) ※1		65,300	4.97	86,371	6.11	60,465	4.21	85,715	5.97	105,751	7.15
損失 ②-①	*Loan losses ※1 ②-①*	6,611	0.50	15,892	1.12	–	–	–	–	14,158	0.96
引当金繰入	*Allowance for bad debt*	58,689	4.47	70,479	4.99	60,465	4.21	85,715	5.97	91,592	6.19
引当金	*Allowance for bad debt (End)*	58,689	4.47	70,479	4.99	82,748	5.76	83,489	5.81	83,781	5.66

		02/3	/(L) %	03/3	/(L) %	03/9 (6mo.)	/(L) %	03/12 (9mo.)	/(L) %	2004/3(*E*)	/(L) %
金繰入 当) ※2 ③	*Allowance for bad debt ③*	2,230	0.17	4,387	0.31	3,584	0.25	5,927	0.41	7,811	0.53
保	*Unsecured*	1,044	0.10	2,151	0.20	2,185	0.20	2,874	0.27	4,660	0.43
保	*Home equity*	1,176	0.42	2,218	0.69	1,380	0.41	3,002	0.89	3,115	0.86
者	*Small business*	8	0.05	18	0.08	18	0.07	50	0.19	35	0.12
②+③	*②+③*	53,880	4.10	78,986	5.59	47,987	3.34	72,359	5.04	91,884	6.21
保	*Unsecured*	49,517	4.86	71,968	6.74	43,273	4.03	64,142	5.98	82,056	7.54
保	*Home equity*	3,925	1.41	6,313	1.96	4,110	1.22	7,326	2.17	8,580	2.36
者	*Small business*	437	2.62	704	3.15	603	2.37	889	3.30	1,246	4.37

貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/3:77百万円、03/3:122百万円、03/12:346百万円)

個別引当＝不動産担保ローン＋民事再生債権

ル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

債権の状況(金融庁「4分類」) *(NPL defined by FSA standard)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	02/3	/(L) %	03/3	/(L) %	03/9	/(L) %	03/12	/(L) %	2004/3(E)	/(L) %
貸付金 (L)	*Loans outstanding* (L)	1,313,690	-	1,413,340	-	1,435,770	-	1,436,938	-	1,479,103	-
保	*Unsecured*	1,019,292	-	1,068,151	-	1,074,563	-	1,072,279	-	1,087,701	-
保	*Home equity*	277,671	-	322,841	-	335,742	-	337,697	-	362,874	-
者	*Small business*	16,726	-	22,349	-	25,464	-	26,961	-	28,526	-
良債権合計 ①	*NPL total* ①	78,027	5.94	95,908	6.79	109,207	7.61	115,619	8.05	-	-
先	*Category 4*	16,456	1.25	20,339	1.44	23,623	1.65	26,399	1.84	-	-
債権	*Category 3*	23,333	1.78	31,834	2.25	37,170	2.59	39,582	2.75	-	-
以上延滞債権	*Category 2*	8,931	0.68	11,217	0.79	13,124	0.91	12,690	0.88	-	-
条件緩和債権	*Category 1*	29,305	2.23	32,517	2.30	35,290	2.46	36,946	2.57	-	-
保ローン ②	②	47,499	4.66	58,223	5.45	65,834	6.13	69,058	6.44	-	-
先	*Category 4*	1,410	0.14	2,850	0.27	4,116	0.38	4,611	0.43	-	-
債権	*Category 3*	10,240	1.00	14,882	1.39	17,185	1.60	18,654	1.74	-	-
以上延滞債権	*Category 2*	6,561	0.64	8,031	0.75	9,321	0.87	8,946	0.83	-	-
条件緩和債権	*Category 1*	29,287	2.87	32,458	3.04	35,212	3.28	36,845	3.44	-	-
引当金 ③	*Allowance for NPL* ③	75,909	5.78	88,827	6.28	102,348	7.13	104,726	7.29	107,191	7.25
	Untaxable	59,478	4.53	68,227	4.83	78,947	5.50	78,570	5.47	85,628	5.79
	Taxable	16,431	1.25	20,599	1.46	23,401	1.63	26,156	1.82	21,563	1.46
④	*Current assets* ④	58,689	4.47	70,479	4.99	82,748	5.76	83,489	5.81	83,781	5.66
	Fixed assets	17,220	1.31	18,348	1.30	19,600	1.37	21,237	1.48	23,410	1.58
一率(ALL) ③/①	*Coverage ratio (All)* ③/①	97.3	-	92.6	-	93.7	-	90.6	-	-	-
一率(無担保)④/②	*Coverage ratio (Unsecured)* ④/②	123.6	-	121.0	-	125.7	-	120.9	-	-	-

利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

也の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

上延滞債権
古債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

緩和債権
以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
となる取決めを行なった貸付金

ｱﾙ貸倒&不良債権　*(Credit Cost & NPL's / AIFUL)*

保ローン債権分類内訳(ストック)

(百万円/￥*Million*)

	年/決算月 *(Fiscal Year)*	02/3	/(L) %	03/3	/(L) %	03/9	/(L) %	03/12	/(L) %	2004/3*(E)*	/(L) %
ーン残高 (L)	*Unsecured Loans outstanding (L)*	1,019,292	-	1,068,151	-	1,074,563	-	1,072,279	-	1,087,701	-
店残高	*Branch*	1,009,054	99.00	1,053,322	98.61	1,057,467	98.41	1,053,774	98.27	1,064,243	97.8
正常債権残高	*Ordinary Loan*	959,041	94.09	996,048	93.25	986,346	91.79	990,966	92.42	996,616	91.6
解約債権残高	*Defaulted Loan (1M+NPL)*	50,013	4.96	57,273	5.44	62,943	5.95	62,808	5.96	67,627	6.4
うち条件緩和債権	*Rescheduled Loan*	29,308	2.90	31,927	3.03	34,345	3.25	35,766	3.39	-	-
うちその他解約債権	*Other*	20,704	2.05	25,346	2.41	28,598	2.70	27,041	2.57	-	-
センター残高	*Collection Center*	10,238	1.00	14,828	1.39	17,095	1.59	18,504	1.73	23,458	2.2

解約未収率＝解約債権残高/営業店残高

保ローン延滞遷移率(フロー)

(%)

	年/決算月 *(Fiscal Year)*	02/3	増減数(yoy)	03/3	増減数(yoy)	03/9	増減数(yoy)	03/12	増減数(yoy)
率※	*Default(1M+Arrearage) Ratio*	0.662	*0.094*	0.838	*0.176*	1.003	*0.214*	0.972	*0.154*
介入発生率	*3rd Party Intervention*	0.397	*0.092*	0.520	*0.123*	0.642	*0.157*	0.615	*0.114*
不履行発生率	*Other*	0.265	*0.002*	0.318	*0.053*	0.361	*0.057*	0.357	*0.040*
率※	*Transfer(5M+Arrearage)Ratio*	0.411	*0.046*	0.534	*0.123*	0.631	*0.137*	0.629	*0.123*

解約発生率＝解約発生金額/正常債権残高
移管発生比率＝移管発生残高/営業店残高
斜体数値は増減数　Notes: Italic Font = Increase or Decrease

償却要因別状況／残高(無担保ローン)

(百万円/￥*Million*)

	年/決算月 *(Fiscal Year)*	02/3	償却単価※(千円)	03/3	償却単価※(千円)	03/9 (6mo.)	償却単価※(千円)	03/12 (9mo.)	償却単価※(千円)
(合計)	*Reason for Write-off (Total)*	48,491	374	69,882	400	41,088	416	61,268	416
産	*Bankruptcy*	23,676	429	31,717	457	18,656	480	26,529	483
占有率		48.8%		45.4%		45.4%		43.3%	
損失	*Waiver of principal due to*	5,561	-	15,002	-	8,209	-	13,317	-
占有率	*a settlement with lawyer*	11.5%		21.5%		20.0%		21.7%	
不明等	*Loss of contact, etc.*	11,240	320	13,688	338	7,853	342	11,449	339
占有率		23.2%		19.6%		19.1%		18.7%	
後未決	*Unsettled intervention*	2,451	372	3,749	435	2,696	446	3,852	449
占有率		5.1%		5.4%		6.6%		6.3%	
履行	*No intention to repay*	5,562	310	5,724	306	3,672	328	6,119	342
占有率		11.5%		8.2%		8.9%		10.0%	

償却単価＝償却金額/償却件数　Write-offs per account=Write-offs/Accounts of Write-offs (Thousand of yen)

営業指標 (Review of Operation / LIFE)

ース(Managed Asset Basis)

績(Operating Results)

年/決算月(Fiscal Year)		03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3(E)	増減率(yoy%)
(百万円)	Balance (¥Million)	676,093	10.4	688,738	4.2	700,648	-	721,221	6.7
掛金	Installment Receivable	247,494	10.4	252,366	1.8	263,115	-	262,870	6.2
ジットカード(ショッピング)	Credit Card Shopping	64,069	4.2	68,932	5.7	78,658	-	69,753	8.9
販事業(個品)	Installment Sales Finance	183,423	12.8	183,432	0.5	184,456	-	193,115	5.3
オートローン	Automobile	6,629	-57.4	4,574	-55.2	3,722	-	3,050	-54.0
特定	Service	106,924	46.3	105,214	7.4	109,778	-	120,164	12.4
一般	Goods	57,300	-1.1	61,252	1.5	58,902	-	58,015	1.2
代位弁済	Collateral	12,569	-21.9	12,392	-12.1	12,053	-	11,884	-5.4
ース他	Lease etc.	1	-95.8	1	-66.7	0	-	1	0.0
付金	Loans (Cash Advance)	310,749	23.9	325,146	12.8	328,861	-	349,952	12.6
ードキャッシング	with Credit Card	192,209	20.0	199,276	10.3	198,563	-	214,822	11.8
ャッシュプラザ	with Loan Card (Life Play Card)	117,646	31.4	125,049	17.4	129,502	-	134,417	14.3
の他	Other	892	-25.9	819	-15.8	795	-	713	-20.1
証売掛金	Guarantee	117,849	-14.2	111,225	-10.8	108,671	-	108,398	-8.0
ートナー	Partner Loan (Automobile)	7,385	-67.4	4,163	-68.5	3,212	-	2,610	-64.7
行保証	Bank Loan	69,290	0.0	68,741	0.9	68,464	-	69,318	0.0
宅	Home Loan	41,173	-9.5	38,319	-11.8	36,994	-	36,469	-11.4
ード	Credit Card								
ード会員数 (千人)	Number of Card Holders (Thousand)	9,834	*1,118*	10,392	*973*	10,722	*996*	10,973	*1,139*
コパー	Proper	1,509	*122*	1,578	*154*	1,603	*112*	1,637	*128*
携	Affinity	8,324	*996*	8,814	*819*	9,118	*883*	9,335	*1,011*
行数 (千枚)	Number of New Issue (Thousand)	2,073	*279*	1,007	*-180*	1,566	*-108*	1,936	*-137*
コパー	Proper	190	*13*	92	*0*	139	*-3*	212	*22*
携	Affinity	1,883	*266*	914	*-180*	1,426	*-106*	1,723	*-160*
高÷残有会員数) (千円)	Balance per Account (¥Thousand)								
ョッピング	Shopping	54	-5.3	50	-5.7	55	-	—	-
ャッシング	Cashing	227	5.1	226	1.3	226	-	—	-
(百万円)	Purchase Results (¥Million)								
っせん	Installment Sales Finance	125,246	19.8	57,372	-17.1	86,926	-11.6	122,372	-2.3
事業	Credit Card	503,448	18.3	264,876	6.7	404,147	6.8	558,072	10.8
ョッピング	Shopping	274,479	17.5	151,159	13.0	235,654	14.1	318,950	16.2
ャッシング	Cashing	228,968	19.4	113,716	-0.6	168,492	-1.9	239,122	4.4

体数値は増減数 Notes: Italic Font = Increase or Decrease

会計ベース(On-Balance)

	03/12	増減率(yoy%)
Balance	487,704	-
Installment Receivable	181,202	-
Credit Card Shopping	59,383	-
Installment Sales Finance	121,819	-
Automobile	-	-
Service	-	-
Goods	-	-
Collateral	12,053	-
Lease etc.	0	-
Loans (Cash Advance)	197,830	-
with Credit Card	121,625	-
with Loan Card (Life Play Card)	75,409	-
Other	795	-
Guarantee	108,671	-
Partner Loan (Automobile)	3,212	-
Bank Loan	68,464	-
Home Loan	36,994	-

ル展開 (Marketing Channel)

年/決算月(Fiscal Year)		03/3	増減数(yoy)	03/9	増減数(yoy)	03/12	増減数(yoy)	2004/3(E)	増減数(yoy)
(店)	Business Branches	233	*37*	256	*33*	264	*32*	272	*39*
舗	Branches	69	*1*	69	*1*	69	*-1*	69	*0*
ュプラザ	Cash Plaza	164	*36*	187	*32*	195	*33*	203	*39*
人	Staffed	101	*11*	102	*6*	110	*9*	113	*12*
人	Unstaffed	63	*25*	85	*26*	85	*24*	90	*27*
(店)	Closed Branches	3	-	3	-	3	-	4	-
(社)	Member Merchant	82,987	*6,273*	86,793	*7,533*	88,612	*7,839*	89,751	*6,764*
(人)	N. of Employees (regulary payroll)	1,803	*-84*	1,852	*10*	1,816	*-59*	1,753	*-50*

体数値は増減数 Notes: Italic Font = Increase or Decrease

のデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
e data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

フ損益の内訳 (Revenue and Expenses / LIFE)

権ベース(Managed Asset Basis)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	2003/3期 03/3	営業収益比 (%)	増減率 (yoy%)	2004/3期 03/9(6mo.) a	営業収益比 (%)	増減率 (yoy%)	03/12(9mo.) b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)×2	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
	Operating Revenue	103,880	100.0	30.1	56,497	100.0	14.2	85,255	100.0	–	114,013	116,747	100.0	12.4
売掛金収益	Installment Receivable	23,566	22.7	23.9	12,448	22.0	10.7	18,806	22.1	–	25,164	26,126	22.4	10.9
レジットカード(ショッピング)	Credit Card Shopping	7,945	7.6	10.7	4,130	7.3	7.2	6,333	7.4	–	8,536	8,919	7.6	12.3
販事業(個品)	Installment Sales Finance	15,400	14.8	33.2	8,246	14.6	13.3	12,372	14.5	–	16,498	17,067	14.6	10.8
の他	Other	219	0.2	-20.9	72	0.1	-36.8	100	0.1	–	128	139	0.1	-36.5
貸付収益	Loans (Cash Advance)	69,578	67.0	35.4	38,685	68.5	17.2	58,719	68.9	–	78,753	80,019	68.5	15.0
ードキャッシング	with Credit Card	42,327	40.7	32.2	23,232	41.1	14.7	35,165	41.2	–	47,098	47,941	41.1	13.3
ャッシュプラザ	with Loan Card (Life Play Card)	27,199	26.2	40.5	15,431	27.3	21.2	23,520	27.6	–	31,609	32,050	27.5	17.8
の他融資	Other	51	0.0	88.9	21	0.0	-22.2	34	0.0	–	47	27	0.0	-47.1
保証	Guarantee	3,622	3.5	-9.3	1,916	3.4	8.2	2,885	3.4	–	3,854	3,903	3.3	7.8
他の金融収益	Other Financial Revenue	164	0.2	-44.2	39	0.1	77.3	51	0.1	–	63	57	0.0	-65.2
他の営業収益	Other Operating Revenue	6,949	6.7	35.5	3,405	6.0	0.4	4,791	5.6	–	6,177	6,639	5.7	-4.5
却債権回収額	Bad Debt Recovery	2,311	2.2	37.2	1,420	2.5	26.4	1,993	2.3	–	2,566	2,951	2.5	27.7
の他の業務収入	Other	4,638	4.5	34.6	1,985	3.5	-12.5	2,797	3.3	–	3,609	3,687	3.2	-20.5
	Operating Expenses	96,021	92.4	23.3	52,413	92.8	12.4	77,432	90.8	–	102,451	104,860	89.8	9.2
費用	Financial Expenses	7,079	6.8	-23.3	4,107	7.3	8.6	6,365	7.5	–	8,623	9,136	7.8	29.1
関連費用	Credit Cost	35,809	34.5	105.8	20,525	36.3	29.4	29,781	34.9	–	39,037	38,401	32.9	7.2
他の営業費用	Other Operating Expenses(SG&A)	53,132	51.1	3.7	27,780	49.2	2.9	41,285	48.4	–	54,790	57,321	49.1	7.9
告宣伝費	Advertising Expenses	4,770	4.6	4.1	2,891	5.1	5.9	4,190	4.9	–	5,489	5,400	4.6	13.2
件費	Salaries	15,322	14.7	2.4	7,673	13.6	0.5	11,387	13.4	–	15,101	15,805	13.5	3.2
の他	Other	33,040	31.8	4.2	17,215	30.5	3.5	25,707	30.2	–	34,199	36,116	30.9	9.3
販売費	Sales Cost	13,863	13.3	23.9	7,421	13.1	4.6	11,673	13.7	–	15,925	15,795	13.5	13.9
システム費	System Cost	9,546	9.2	8.9	4,940	8.7	9.5	7,510	8.8	–	10,080	10,430	8.9	9.3
施設費	Rent Cost	3,800	3.7	-21.3	1,906	3.4	-1.3	2,845	3.3	–	3,784	3,839	3.3	1.0
管理費	Admin Cost	5,828	5.6	-15.9	2,947	5.2	-4.7	3,677	4.3	–	4,407	6,051	5.2	3.8
	Operating Income	7,858	7.6	306.5	4,083	7.2	45.6	7,823	9.2	–	11,563	11,887	10.2	51.3
外利益	Non-operating Income	343	0.3	-32.1	182	0.3	-28.9	257	0.3	–	332	298	0.3	-13.1
外費用	Non-operating Expenses	153	0.1	363.6	131	0.2	0.8	138	0.2	–	145	185	0.2	20.9
	Ordinary Income	8,048	7.7	234.8	4,134	7.3	41.1	7,942	9.3	–	11,750	12,000	10.3	49.1
利益	Extraordinary Income	210	0.2	-84.7	4,067	7.2	2426.1	4,298	5.0	–	–	4,234	3.7	1916.2
損失	Extraordinary Losses	2,943	2.8	1163.1	1,395	2.5	227.5	1,529	1.8	–	–	1,619	1.4	-45.0
益	Income before Income Taxes	5,314	5.1	49.8	6,806	12.0	155.5	10,711	12.6	–	–	14,614	12.5	175.0
税・住民税及び事業税	Income Taxes	164	0.2	67.3	111	0.2	131.3	176	0.2	–	–	192	0.2	17.1
税等調整額	Effect of a Tax Consequences	-3,999	-3.8	-46.4	-2,240	-4.0	1383.4	-2,668	-3.1	–	–	-3,559	-3.0	-11.0
益	Net Income	9,149	8.8	-16.1	8,935	15.8	222.8	13,203	15.5	–	–	17,981	15.4	96.5

フのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

フ損益の内訳 (Revenue and Expenses / LIFE)

ース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		2003/3期			2004/3期									
		03/3	営業収益比 (%)	増減率 (yoy%)	03/9(6mo.) a	営業収益比 (%)	増減率 (yoy%)	03/12(9mo.) b	営業収益比 (%)	増減率 (yoy%)	年換算(参考) c=a+(b-a)×2	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
	Operating Revenue	102,392	100.0	38.3	55,353	100.0	14.5	83,572	100.0	-	111,791	114,864	100.0	12.2
売掛金収益	Installment Receivable	22,933	22.4	37.2	11,948	21.6	12.0	18,192	21.8	-	24,436	25,384	22.1	10.7
クレジットカード(ショッピング)	Credit Card Shopping	7,866	7.7	17.4	3,959	7.2	3.6	6,119	7.3	-	8,279	8,630	7.5	9.7
信販事業(個品)	Installment Sales Finance	14,846	14.5	48.3	7,988	14.4	16.6	12,073	14.5	-	16,158	16,614	14.5	11.9
その他	Other	219	0.2	-	-	-	-	-	-	-	-	139	0.1	-36.5
貸付収益	Loans (Cash Advance)	68,723	67.1	43.5	37,549	67.8	15.5	56,954	68.1	-	76,359	78,879	68.7	14.8
カードキャッシング	with Credit Card	41,840	40.9	41.0	22,625	40.9	13.1	34,159	40.9	-	45,693	47,261	41.1	13.0
キャッシュプラザ	with Loan Card (Life Play Card)	26,831	26.2	48.2	14,902	26.9	19.4	22,761	27.2	-	30,620	31,589	27.5	17.7
その他融資	Other	51	0.0	-51.4	21	0.0	-22.2	34	0.0	-	47	27	0.0	-47.1
保証	Guarantee	3,622	3.5	-9.3	1,916	3.5	8.2	2,885	3.5	-	3,854	3,903	3.4	7.8
他の金融収益	Other Financial Revenue	164	0.2	-44.2	39	0.1	77.3	51	0.1	-	63	57	0.0	-65.2
他の営業収益	Other Operating Revenue	6,949	6.8	35.5	3,899	7.0	15.1	5,487	6.6	-	7,075	6,639	5.8	-4.5
償却債権回収額	Bad Debt Recovery	2,311	2.3	37.2	1,420	2.6	26.4	1,993	2.4	-	2,566	2,951	2.6	27.7
その他の業務収入	Other	4,638	4.5	34.6	2,478	4.5	9.5	3,493	4.2	-	4,508	3,687	3.2	-20.5
	Operating Expenses	94,534	92.3	31.2	51,270	92.6	12.5	75,748	90.6	-	100,226	102,977	89.7	8.9
費用	Financial Expenses	5,592	5.5	63.4	2,963	5.4	10.1	4,682	5.6	-	6,401	7,254	6.3	29.7
関連費用	Credit Cost	35,809	35.0	105.8	20,525	37.1	29.4	29,781	35.6	-	39,037	38,401	33.4	7.2
他の営業費用	Other Operating Expenses(SG&A)	53,132	51.9	3.7	27,780	50.2	2.9	41,285	49.4	-	54,790	57,321	49.9	7.9
広告宣伝費	Advertising Expenses	4,770	4.7	4.1	2,891	5.2	5.9	4,190	5.0	-	5,489	5,400	4.7	13.2
人件費	Salaries	15,322	15.0	2.4	7,673	13.9	0.5	11,387	13.6	-	15,101	15,805	13.8	3.2
その他	Other	33,040	32.3	4.2	17,215	31.1	3.5	25,707	30.8	-	34,199	36,116	31.4	9.3
販売費	Sales Cost	13,863	13.5	23.9	7,421	13.4	4.6	11,673	14.0	-	15,925	15,795	13.8	13.9
システム費	System Cost	9,546	9.3	8.9	4,940	8.9	9.5	7,510	9.0	-	10,080	10,430	9.1	9.3
施設費	Rent Cost	3,800	3.7	-21.3	1,906	3.4	-1.3	2,845	3.4	-	3,784	3,839	3.3	1.0
管理費	Admin Cost	5,828	5.7	-15.9	2,947	5.3	-4.7	3,677	4.4	-	4,407	6,051	5.3	3.8
	Operating Income	7,858	7.7	306.5	4,083	7.4	45.6	7,823	9.4	-	11,563	11,887	10.3	51.3
外利益	Non-operating Income	343	0.3	-32.1	182	0.3	-28.9	257	0.3	-	332	298	0.3	-13.1
外費用	Non-operating Expenses	153	0.1	363.6	131	0.2	0.8	138	0.2	-	145	185	0.2	20.9
	Ordinary Income	8,048	7.9	234.8	4,134	7.5	41.1	7,942	9.5	-	11,750	12,000	10.4	49.1
利益	Extraordinary Income	210	0.2	-84.7	4,067	7.2	2426.1	4,298	5.1	-	-	4,234	3.7	1916.2
損失	Extraordinary Losses	2,943	2.9	1163.1	1,395	2.5	227.5	1,529	1.8	-	-	1,619	1.4	-45.0
益	Income before Income Taxes	5,314	5.2	49.8	6,806	12.3	155.5	10,711	12.8	-	-	14,614	12.7	175.0
税・住民税及び事業税	Income Taxes	164	0.2	67.3	111	0.2	131.3	176	0.2	-	-	192	0.2	17.1
税等調整額	Effect of a Tax Consequences	-3,999	-3.9	-46.4	-2,240	-4.0	1383.4	-2,668	-3.2	-	-	-3,559	-3.1	-11.0
益	Net Income	9,149	8.9	-16.1	8,935	16.1	222.8	13,203	15.8	-	-	17,981	15.7	96.5

フ資金調達の状況 (Review of Funding / LIFE)

ベース(Managed Asset Basis)

調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥Million)

	年/決算月(Fiscal Year)	02/12	構成比(%)	03/3	構成比(%)	03/12	構成比(%)	2004/3(E)	構成比(%)
	Borrowings	232,677	46.4	221,161	46.2	281,121	53.8	296,433	54.6
銀行	City Banks	-	-	-	-	500	0.1	-	-
言用銀行	Long-Term Credit Banks	15,664	3.1	14,349	3.0	24,572	4.7	-	-
銀行	Trust Banks	16,791	3.3	15,049	3.1	24,101	4.6	-	-
銀行·第二地方銀行	Regional Banks	13,005	2.6	14,466	3.0	23,516	4.5	-	-
金融機関	Cooperative Financial Ins.	13,175	2.6	12,010	2.5	18,849	3.6	-	-
保険会社	Life Insurance	2,377	0.5	2,128	0.4	4,928	0.9	-	-
保険会社	Non-Life Insurance	1,095	0.2	1,014	0.2	2,039	0.4	-	-
他	Other	33,570	6.7	39,145	8.2	48,616	9.3	-	-
ジケートローン	Syndicated Loan	9,000	1.8	9,000	1.9	9,000	1.7	-	-
フル	AIFUL	128,000	25.5	114,000	23.8	125,000	23.9	-	-
	CP and Bonds	268,634	53.6	257,892	53.8	241,766	46.2	246,892	45.4
	ABS	268,634	53.6	257,391	53.7	229,766	43.9	-	-
	CP	-	-	500	0.1	12,000	2.3	-	-
合 計	Total	501,311	100.0	479,053	100.0	522,888	100.0	543,325	100.0

会計ベース(On-Balance)

(百万円/¥Million)

03/12	構成比(%)
281,121	95.9
500	0.2
24,572	8.4
24,101	8.2
23,516	8.0
18,849	6.4
4,928	1.7
2,039	0.7
48,616	16.6
9,000	3.1
125,000	42.6
12,000	4.1
-	-
12,000	4.1
293,121	100.0

短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥Million)

	年/決算月(Fiscal Year)	02/12	構成比(%)	03/3	構成比(%)	03/12	構成比(%)	2004/3(E)	構成比(%)
	Short-term Borrowings	34,520	6.9	37,260	7.8	58,800	11.2	50,000	9.2
借入	Borrowings	34,520	6.9	36,760	7.7	46,800	9.0	-	-
	CP	-	-	500	0.1	12,000	2.3	-	-
	Long-term Borrowings	466,791	93.1	441,793	92.2	464,088	88.8	493,325	90.8
金利借入	Fixed Rate	917	0.2	4,219	0.9	25,614	4.9	-	-
金利借入	Floating Rate	197,240	39.3	180,182	37.6	208,707	39.9	-	-
化	ABS (Fixed Bond)	39,058	7.8	38,520	8.0	71,948	13.8	-	-
化	ABS (Floating Bond)	229,575	45.8	218,871	45.7	157,818	30.2	-	-
BS	ABS	229,575	45.8	218,871	45.7	157,818	30.2	-	-
キャップ	With Cap	229,575	45.8	218,871	45.7	157,818	30.2	-	-
合 計	Total	501,311	100.0	479,053	100.0	522,888	100.0	543,325	100.0

(百万円/¥Million)

03/12	構成比(%)
58,800	20.1
46,800	16.0
12,000	4.1
234,321	79.9
25,614	8.7
208,707	71.2
-	-
-	-
-	-
-	-
293,121	100.0

始年月日が未到来のキャップ·スワップはございません。

金利 (Funding Cost)

(%)

	年/決算月(Fiscal Year)	02/12	03/3	03/12	2004/3(E)
	Funding Cost	1.39	1.37	1.45	1.57
	Indirect	2.22	2.14	2.09	2.23
	Direct	0.67	0.70	0.72	0.82

達金利=末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

(%)

		02/12	03/3	03/12	2004/3(E)
イムレート	Long term prime rate	1.65	1.50	1.70	2.00

のデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

フ貸倒&不良債権　(Credit Cost & NPL's / LIFE)

ベース(Write-off / Balance)

(百万円/¥ Million)

		03/3			03/9 (6mo.)			03/12 (9mo.)			2004/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
	Total	30,190	676,093	4.47	19,559	688,739	2.84	29,104	700,648	4.15	35,961	721,221	4.99
	Card	11,025	256,280	4.30	8,117	268,210	3.03	12,095	277,222	4.36	15,046	284,576	5.29
総合斡旋	*Shopping*	2,337	64,070	3.65	1,354	68,933	1.96	2,012	78,659	2.56	2,337	69,754	3.35
キャッシング	*Cashing*	8,688	192,210	4.52	6,762	199,277	3.39	10,083	198,563	5.08	12,710	214,822	5.92
斡旋	*Installment Sales Finance*	5,229	170,856	3.06	3,991	171,041	2.33	5,817	172,403	3.37	6,336	181,231	3.50
ャッシュプラザ	*Loan Card (Life Play Card)*	6,432	117,647	5.47	5,408	125,050	4.32	8,192	129,502	6.33	10,563	134,417	7.86
保証	*Guarantee*	3,133	85,206	3.68	1,665	80,450	2.07	2,427	78,081	3.11	2,488	79,666	3.12
	Home Loan	2,055	45,542	4.51	124	43,167	0.29	300	42,644	0.70	500	40,616	1.23
他	*Other*	2,316	562	412.09	255	821	-	272	796	-	1,027	715	-

の他には、カード事故や加盟店未精算の償却を含んでおります。

(取扱高)ベース(Write-off / Transaction Volume)

(百万円/¥ Million)

		03/3			03/9 (6mo.)			03/12 (9mo.)			2004/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
	Shopping	2,337	274,479	0.85	1,354	151,159	0.90	2,012	235,654	0.85	2,337	318,950	0.73

フ利回り　(Average Yield / LIFE)

ベース(Managed Asset Basis)

(%)

		03/3		03/9		03/12		2004/3 (E)	
			増減数(yoy)		増減数(yoy)		増減数(yoy)		増減数(yoy)
	Total	15.0	*2.8*	15.7	*1.3*	15.8	-	16.1	*1.1*
売掛金収益	*Installment Receivable*	10.0	*1.5*	10.2	*0.6*	10.1	-	10.5	*0.5*
レジットカード(ショッピング)	*Credit Card Shopping*	12.7	*1.1*	11.8	*-0.3*	11.8	-	12.4	*-0.2*
信販事業(個品)	*Installment Sales Finance*	8.9	*1.8*	9.5	*1.1*	9.4	-	9.8	*0.9*
貸付収益	*Loans (Cash Advance)*	24.8	*1.8*	24.6	*0.2*	24.5	-	24.7	*-0.1*
ードキャッシング	*with Credit Card*	24.0	*2.0*	23.9	*0.2*	23.8	-	24.0	*0.0*
ャッシュプラザ	*with Loan Card (Life Play Card)*	26.3	*1.1*	25.7	*-0.2*	25.6	-	25.8	*-0.5*
保証	*Guarantee*	2.8	*0.4*	3.3	*0.6*	3.4	-	3.5	*0.6*

斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

)他グループ会社営業指標 *(Review of Operation / Other Group)*

｀クスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	15,397	89.7	20,214	73.4	23,997	–	26,660	73.2
	(千件)	*Customer Accounts*	*(Thousand)*	12	130.3	17	88.9	20	–	22	83.3
たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,194	-17.6	1,150	-6.9	1,170	–	1,163	-2.6
件数	(千件)	*New Accounts*	*(Thousand)*	8	78.3	6	50.0	9	50.0	12	50.0
数	(店)	*Loan Business Branches*		3	*1*	2	*-1*	2	*-1*	2	*-1*
店舗		*Staffed*		3	*1*	2	*-1*	2	*-1*	2	*-1*
店舗		*Unstaffed*		–	–	–	–	–	–	–	–
	(人)	*Number of Employees*		47	*0*	56	*8*	55	*7*	58	*11*

斜体数値は増減数　　Notes : Italic Font = Increase or Decrease

ズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	29,176	–	28,964	–	29,825	–	30,476	4.5
	(千件)	*Customer Accounts*	*(Thousand)*	15	–	15	–	15	–	15	0.0
たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,908	–	1,927	–	1,972	–	1,949	2.1
件数	(千件)	*New Accounts*	*(Thousand)*	2	–	1	–	3	0.0	4	100.0
数	(店)	*Loan Business Branches*		37	–	37	–	37	*0*	37	*0*
店舗		*Staffed*		37	–	37	–	37	*0*	37	*0*
店舗		*Unstaffed*		–	–	–	–	–	–	–	–
	(人)	*Number of Employees*		461	–	421	–	380	*-72*	464	*3*

斜体数値は増減数　　Notes : Italic Font = Increase or Decrease

)他グループ会社営業指標 (Review of Operation / Other Group)

ークレジット (Happy Credit / Acquisition : June 2000)

		年/決算月 (Fiscal Year)		03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
金残高	(百万円)	Loans Outstanding	(¥ Million)	31,587	-2.6	29,176	-12.5	28,097	-	27,346	-13.4
	(千件)	Customer Accounts	(Thousand)	105	-0.2	97	-10.2	94	-	90	-14.3
たり残高	(千円)	Per Account	(¥ Thousand)	299	-2.4	298	-2.9	298	-	302	0.9
件数	(千件)	New Accounts	(Thousand)	26	-30.1	5	-68.8	7	-68.2	8	-69.2
数	(店)	Loan Business Branches		57	*-1*	57	*0*	57	*0*	57	*0*
店舗		Staffed		33	*-3*	33	*0*	33	*0*	33	*0*
店舗		Unstaffed		24	*2*	24	*0*	24	*0*	24	*0*
	(人)	Number of Employees		168	*12*	162	*2*	165	*-5*	169	*1*

斜体数値は増減数　Notes : Italic Font = Increase or Decrease

(Sinwa / Acquisition : June 2000)

		年/決算月 (Fiscal Year)		03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
金残高		Loans Outstanding	(¥ Million)	22,263	5.2	21,134	-8.9	20,422	-	19,782	-11.1
	(千件)	Customer Accounts	(Thousand)	63	9.5	59	-6.3	57	-	52	-17.5
たり残高	(千円)	Per Account	(¥ Thousand)	352	-4.0	355	-2.5	355	-	377	7.0
件数	(千件)	New Accounts	(Thousand)	19	0.0	4	-66.7	5	-68.8	7	-63.2
数	(店)	Loan Business Branches		35	*0*	33	*-2*	32	*-3*	32	*-3*
店舗		Staffed		11	*0*	11	*0*	11	*0*	11	*0*
店舗		Unstaffed		24	*0*	22	*-2*	21	*-3*	21	*-3*
	(人)	Number of Employees		70	*8*	69	*4*	69	*-3*	72	*2*

斜体数値は増減数　Notes : Italic Font = Increase or Decrease

言販 (Sanyo Shinpan / Acquisition : June 2001)

		年/決算月 (Fiscal Year)		03/3	増減率(yoy%)	03/9	増減率(yoy%)	03/12	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
	(百万円)	Balance	(¥ Million)	11,867	4.2	11,587	-1.9	11,399	-	11,423	-3.7
貸付金		Loans Outstanding		11,187	16.0	11,138	3.7	11,038	-	11,126	-0.5
売掛金		Installment Receivable		677	-61.1	446	-58.2	359	-	294	-56.6
保証売掛金		Guarantee		2	-11.0	2	0.0	2	-	2	0.0
	(千件)	Customer Accounts	(Thousand)	27	3.8	28	3.7	28	-	27	0.0
たり残高 ※1	(千円)	Per Account ※1	(¥ Thousand)	400	11.7	386	0.5	382	-	374	-6.4
件数	(千件)	New Accounts	(Thousand)	6	27.9	4	33.3	5	25.0	7	16.7
数	(店)	Loan Business Branches		18	*-2*	18	*0*	18	*0*	18	*0*
店舗		Staffed		6	*-1*	6	*0*	6	*0*	6	*0*
店舗		Unstaffed		12	*-1*	12	*0*	12	*0*	12	*0*
	(人)	Number of Employees		64	*-11*	66	*-2*	62	*-4*	65	*1*

営業貸付金／口座数　※1 Loans Outstanding / Customer Account

斜体数値は増減数　Notes : Italic Font = Increase or Decrease

費者金融業界動向 *(Overview of Consumer Credit Industry)*

引主要会社の貸付上限金利
ıum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 ype of Companies	会社名 Company Name		キャッシング Cashing
融	アイフル	AIFUL	28.835
Credit	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
	ライフ	Life	29.200
Sales Finance) Companies	日本信販	Nippon Shinpan	27.600
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
	クレディセゾン	Credit Saison	25.000
r - affiliated	オーエムシーカード	OMC	28.800
Credit Card Companies	イオンクレジットサービス	Aeon Credit Service	25.600
	ジェーシービー	JCB	27.800
filiated	三井住友カード	Sumitomo Mitsui Card	27.800
Credit Card Companies	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

は各社のホームページおよびヒアリングによる数値となっております。
e interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1998年～2003年11月推移*(Number of Petitions 1998–Nov 2003)*

暦年	件数	前年比
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	160,419 件	15.2%
2002年	214,633 件	41.9%
2003年	220,695 件	14.5%
1月 Jan	15,296 件	27.6%
2月 Feb	19,511 件	25.7%
3月 Mar	21,863 件	26.3%
4月 Apr	22,126 件	23.6%
5月 May	21,310 件	20.1%
6月 Jun	21,789 件	26.1%
7月 Jur	22,991 件	12.3%
8月 Aug	18,162 件	7.5%
9月 Sep	19,589 件	11.4%
10月 Oct	20,851 件	1.2%
11月 Nov	17,207 件	-11.5%

出所:最高裁判所　Source:Japanese Supreme Court

別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥ 100Million)

	消費者信用市場 Consumer Credit Market	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
[illegible]	715,383	4.6	169,075	4.6	24,087	1.4	144,988	5.2	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	39,488	14.0	4,215	2.7
[illegible]	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
[illegible]	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
[illegible]	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
[illegible]	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
[illegible]	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	-	5.6
[illegible]	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
[illegible]	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
[illegible]	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
[illegible]	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8

t)日本クレジット産業協会「日本の消費者信用統計」
Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 5

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 39th Unsecured Straight Bond Issues

TOKYO, January 13 , 2004 - AIFUL Corporation announced its 39th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 39th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.07% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	January 13, 2004 to January 23, 2004
Payment date:	January 26, 2004
Maturity date:	January 25, 2008 (4 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	The Nomura Securities Co., Ltd.
Trustees:	Sumitomo Trust & Banking Co., Ltd. Mizuho Asset Trust & Banking Co., Ltd. The Chuo Mitsui Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 6

AIFUL Corporation
Press Release

January 26, 2004

Three Consumer Finance Subsidiaries to Merge

KYOTO —AIFUL Corporation has announced that three of its consumer finance subsidiaries—Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd.—will merge on April 1, 2004.

1. Purpose of merger

The three consumer finance subsidiaries will merge in an effort to improve operating and cost efficiencies by optimizing the allocation of outlets, personnel, and operating assets and by unifying operations under a new brand.

2. Merger overview

(1) Business divestiture by Sanyo Shinpan

Sanyo Shinpan currently operates a consumer finance business and a credit card and installment sales finance business. The company will divest its credit card and installment sales finance business on April 1, 2004, and this business will be acquired by AIFUL subsidiary LIFE Co., Ltd.

(2) Merger of three consumer finance companies

Happy Credit, Sinwa, and Sanyo Shinpan, with its remaining consumer finance business, will merge on April 1, 2004 following the divestiture of Sanyo Shinpan's credit card and installment sales finance business. Happy Credit will be the surviving company while Sinwa and Sanyo Shinpan will be dissolved. Happy Credit's name will then be changed to Tryto Corporation.

3. Merger details

(1) Business divestiture by Sanyo Shinpan

1) Schedule

January 26, 2004	Sanyo Shinpan's board of directors approve divestiture agreement
February 13, 2004	LIFE's board of directors approve divestiture agreement
	Both companies sign divestiture agreement
	Sanyo Shinpan's general shareholders meeting approves divestiture agreement
April 1, 2004	Divestiture date

LIFE will acquire this business without general shareholders meeting approval, in accordance with the simplified business divestiture and acquisition procedures in Article 374-23-1 of the Commercial Code.

2) Divestiture method

LIFE will acquire operations divested by Sanyo Shinpan.

3) Divestiture allocation

Allocation ratio

AIFUL, as a shareholder of Sanyo Shinpan, will be granted 68 new shares in LIFE.

Allocation ratio calculation basis

The foregoing stock allocation ratio was calculated based on the current net asset value of the acquired operations with reference to LIFE's per-share stock price in the most recent stock transaction, as LIFE is an unlisted company.

4) Changes in LIFE's capital resulting from the divestiture and acquisition

1. Capital — No increase
2. Capital reserve — ¥5 million
3. Profit reserve — No increase
4. Voluntary and other reserves — No increase

5) Cash payments

LIFE will not make any cash payments as a result of the divestiture and acquisition.

6) Rights and obligations assumed by LIFE

LIFE will assume the assets, liabilities, contractual positions, and all accompanying rights and obligations related to the operations acquired from Sanyo Shinpan, all legal positions, rights and obligations in litigation, mediation and arbitration related to the acquired operations, and all accompanying legal positions, rights and obligations.

7) Expectations for the fulfillment of obligations

LIFE and Sanyo Shinpan believe both companies are capable of fulfilling obligations for which the settlement date arrives after the divestiture date.

8) Executives assuming new positions at the acquiring company

No executives will assume new positions.

9) Details of divested operations

1. Credit card business and installment sales finance business operated by Sanyo Shinpan.
2. Value of acquired assets and liabilities
   LIFE is expected to acquire assets totaling ¥2,125 million and liabilities totaling ¥2,120 million on April 1, 2004.
   (However, these amounts could change depending on future circumstances.)

(2) Merger of three consumer finance companies

1) Schedule

January 26, 2004	Board of directors at Happy Credit, Sinwa, and Sanyo Shinpan approve merger agreement
February 13, 2004	Three companies sign merger agreement
February 13, 2004	General shareholder meetings at the three companies approve merger agreement
April 1, 2004	Merger date

2) Merger method

Merger in which Happy Credit will be the surviving company and Sinwa and Sanyo Shinpan will be dissolved.

3) Merger ratio

Company	Happy Credit Corporation	Sinwa Co., Ltd.	Sanyo Shinpan Co., Ltd.
Merger ratio	1	1	100

Notes 1. Stock allocation ratio

One share of Happy Credit common stock shall be granted for one share of Sinwa common stock.

100 shares of Happy Credit common stock shall be granted for one share of Sanyo Shinpan common stock.

2. Merger ratio calculation basis
   The merger ratio was determined based on the results of examinations and consultations concerning the enterprise value of each company as a wholly owned subsidiary of AIFUL at board of directors meetings held on January 26, 2004 at each company.
3. New shares issued as a result of the merger
   850,000 shares of common stock

4) Merger cash payments
   Happy Credit will make no cash payments as a result of this merger.

5) New name of merged company
   Tryto Corporation

6) Headquarters
   9th Floor, 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto

7) Representative
   Taichi Kawakita, President

8) Capital
   ¥10 million

4. Profile of companies involved in business divestiture and merger

As of March 31, 2003

(1) Company		LIFE Co., Ltd. (Company acquiring divested operations)	Sanyo Shinpan Co., Ltd. (Company divesting business and dissolved in merger)	Happy Credit Corporation (Surviving company in merger)	Sinwa Co., Ltd. (Company dissolved in merger)
(2) Business		Credit cards Installment sales finance Consumer finance Credit guarantee	Installment sales finance Consumer finance	Consumer finance	Consumer finance
(3) Established		March 4, 1948	January 26, 1988	April 28, 1982	April 14, 1976
(4) Headquarters		1-3-20 Edanishi, Aoba-ku, Yokohama, Kanagawa Prefecture	9th Floor, 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto	9th Floor, 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto	9th Floor, 381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto
(5) Representative		Kunio Morikiyo	Taichi Kawakita	Taichi Kawakita	Taichi Kawakita
(6) Capital		¥70 billion	¥100 million	¥10 million	¥325 million
(7) Shares outstanding		1,400,000	2,000	2,000	650,000
(8) Total assets		¥496,781 million	¥12,319 million	¥30,510 million	¥21,811 million
(9) Fiscal year-end		March 31	March 31	March 31	March 31
(10) Employees		1,803	64	168	70
(11) Principal shareholders and equity stake		AIFUL 95.88%	AIFUL 100%	AIFUL 100%	AIFUL 100%
(12) Relationship with AIFUL	Capital	Sanyo Shinpan, Happy Credit, and Sinwa are wholly owned subsidiaries of AIFUL. AIFUL has a 95.88% equity stake in LIFE.			
	Personnel	AIFUL has one director and one auditor that serve concurrently at the four companies. An AIFUL representative director serves concurrently at Sanyo Shinpan, Happy Credit, and Sinwa.			

(13) Earnings results for the most recent three fiscal years

¥ million

	LIFE Co., Ltd.		Sanyo Shinpan Co., Ltd.	
Fiscal year-end	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2002	Mar. 31, 2003
Loans outstanding	612,509	676,093	11,390	11,867
Operating revenue	79,824	103,880	2,361	2,837
Operating income	1,933	7,858	(86)	260
Ordinary income	2,404	8,048	(79)	259
Net income	10,908	9,149	(389)	93

* Figures for LIFE and Sanyo Shinpan have been reported since FY3/02 as a result of becoming consolidated subsidiaries at the end of FY3/01.

Loans outstanding include installment receivables and guarantee receivables. LIFE's loans outstanding include off-balance-sheet receivables resulting from receivables securitization.

¥ million

	Happy Credit Corporation			Sinwa Co., Ltd		
Fiscal year-end	Mar. 31, 2001*	Mar. 31, 2002	Mar. 31, 2003	Mar. 31, 2001*	Mar. 31, 2002	Mar. 31, 2003
Loans outstanding	27,106	32,428	31,587	16,861	21,169	22,263
Operating revenue	6,089	7,987	8,507	3,752	5,249	5,949
Operating income	(495)	547	25	1,238	907	121
Ordinary income	(488)	548	26	1,203	913	118
Net income	(363)	152	9	609	347	3

* Happy Credit and Sinwa's profit figures do not include April 1-May 31 because they became consolidated subsidiaries on June 1, 2000.

5. Impact of business divestiture and merger on consolidated earnings

The business divestiture and merger of consolidated subsidiaries will not affect AIFUL's consolidated earnings.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 7

AIFUL Corporation
Press Release

March 29, 2004

AIFUL Corporation Announces Acquisition of Shares in Kokusai Capital to Create New Subsidiary

KYOTO – On March 29, 2004, AIFUL Corporation concluded a final agreement on acquiring shares in Kokusai Capital Co., Ltd., (President: Toshihito Hayano, Head office: Chuo-ku, Tokyo), a venture capital business, and turning the company into a subsidiary.

1. Method of Share Acquisition

AIFUL will turn Kokusai Capital into a full subsidiary through the purchase of 57,000 shares of common stock (100% voting rights) in Kokusai Capital from Mitsubishi Securities Co., Ltd., (President: Koichi Kane), the direct parent company, in a negotiated transaction.

2. Objectives

AIFUL established Businext Co., Ltd., a joint venture with The Sumitomo Trust & Banking Co., Ltd., in 2000, and purchased City's Co., Ltd., in 2002 as part of its strategy to become a comprehensive retail finance company. Further, AIFUL has been extending business loans to medium- and high-risk small and medium sized enterprises (SMEs) and new companies.

In addition to this, turning Kokusai Capital, which has accumulated expertise in the venture capital business for many years, into a subsidiary will enable AIFUL to acquire expertise on providing business funds through new forms of investment. Moreover, the involvement of the AIFUL Group in providing funds to SMEs and new companies in terms of both loans and investment will allow synergies in areas such as the development of client companies (marketing), business environment and market research, credit and screening, and liability guarantee.

3. Outline of Company to be Transferred (Kokusai Capital)

Company name	Kokusai Capital Co., Ltd.
Business	Venture capital and non-banking business
Year of establishment	December 1985
Address of head office	1-7-2 Kayabacho, Nihonbashi, Chuo-ku, Tokyo

Representative	Toshihito Hayano
Capital	3.1 billion yen
Settlement	March
Number of employees	23 (as of December 31, 2003)

Trend in Business Performance over Recent Fiscal Years
(Unit: Million yen)

	Year ended March 2001	Year ended March 2002	Year ended March 2003
Operating revenue	2,530	1,989	1,300
Operating income	930	(1,079)	(971)
Ordinary income	863	(1,100)	(968)
Net income	(1,792)	(695)	(4,239)

4. Future Schedule

March 29, 2004: Conclusion of agreement for transfer
March 31, 2004: Transfer date (scheduled)

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581